As filed with the Securities and Exchange Commission on March 12, 2010
1933 Act Registration File No. 333-62298
1940 Act File No. 811-10401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[X]
Pre-Effective Amendment No.		[ ]
Post-Effective Amendment No.	179	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[X]
Amendment No.	181	[X]

TRUST FOR PROFESSIONAL MANAGERS
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)
(Registrant's Telephone Number, including Area Code) (414) 287-3338

Rachel A. Spearo, Esq.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

Copies to:
Carol A. Gehl, Esq.
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
(414) 273-3500

As soon as practicable after this Registration Statement is declared effective.
(Approximate Date of Proposed Public Offering)

It is proposed that this filing will become effective (check appropriate box)

[ ]		Immediately upon filing pursuant to Rule 485(b).
[ ]		on (date) pursuant to Rule 485(b).
[ ]		on (date) pursuant to Rule 485(a)(1).
[ ]		60 days after filing pursuant to Rule 485 (a)(1).
[X]		75 days after filing pursuant to Rule 485 (a)(2).
[ ]		on (date) pursuant to Rule 485(a)(2).

If appropriate, check the following box:

[ ]   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.



Subject to Completion March 12, 2010

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

BRIGHT ROCK Funds

Bright Rock Mid Cap Growth Fund

Institutional Class Shares (ticker symbol)
Investor Class Shares (ticker symbol)

Bright Rock Quality Large Cap Fund

Institutional Class Shares (ticker symbol)
Investor Class Shares (ticker symbol)

Prospectus

______________, 2010

The Securities and Exchange Commission (“SEC”) has not approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

An investment in the Funds is not a deposit of Rockland Trust Company and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bright Rock Mid Cap Growth Fund
Bright Rock Quality Large Cap Fund
each a series of Trust for Professional Managers (the "Trust")

TABLE OF CONTENTS

Summary Section

Bright Rock Mid Cap Growth Fund

Investment Objective
The investment objective of the Bright Rock Mid Cap Growth Fund (the "Fund") is long-term capital appreciation.

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees *(fees paid directly from your investment)*	Institutional Class Shares	Investor Class Shares
Account Service Fee (account balances below $25,000)	N/A	$20/year
Annual Fund Operating Expenses *(expenses that you pay each year as a percentage of the value of your investment)*		
Management Fees	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	0.25%
Other Expenses[1]	1.02%	1.02%
Total Annual Fund Operating Expenses	2.02%	2.27%
Fee Waiver/Expense Reimbursement	-0.52%	-0.52%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.50%	1.75%

[1] Because the Fund is new, these expenses are based on estimated amounts for the Fund's current fiscal year.

[2] Pursuant to an operating expense limitation agreement between the Fund's investment adviser, Bright Rock Capital Management, LLC (the "Adviser") and the Fund, the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive generally of interest and tax expenses, brokerage commissions, extraordinary and non-recurring expenses and acquired fund fees and expenses) for the Fund do not exceed 1.50% and 1.75% of the Fund's average net assets for Institutional Class shares and Investor Class shares, respectively, through [three years from date of prospectus], subject thereafter to annual re-approval of the agreement by the Trust's Board of Trustees (the "Board of Trustees"). This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waives and Fund expenses it pays.

Example
This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Share Class	One Year	Three Years
Institutional Class	$153	$474
Investor Class	$178	$551

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the Example, affect the Fund's performance.

Principal Investment Strategies
Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of companies with medium-sized market capitalizations ("mid-cap companies"). The Fund defines mid-cap companies as those companies with market capitalizations within the range of companies in the Russell Midcap Growth® Index at the time of investment. As of the date of this Prospectus, the market capitalization range of companies in the Russell Midcap Growth® Index was between $700 million and $17 billion.

The Fund seeks to achieve its investment objective by investing primarily in common stocks of U.S. companies. Equity securities in which the Fund may invest also include preferred stocks, convertible debt securities, and other investment companies and exchange-traded funds ("ETFs") that invest in equity securities. In addition to U.S. companies, the Fund may invest up to 25% of its net assets in securities of foreign mid-cap companies that are traded in the U.S., including companies located in emerging markets, as well as American depositary receipts ("ADRs"). To a limited extent, the Fund may sell securities short and may use derivative instruments, including options and futures contracts. The Fund may also engage in securities lending to earn income.

In selecting investments for the Fund, the Adviser seeks to identify companies with attractive earnings growth prospects. Investments for the Fund's portfolio are selected by applying the Adviser's disciplined, bottom-up fundamental research process. The Adviser may sell an investment in the Fund's portfolio when the investment no longer meets the Adviser's criteria for investments with strong growth potential or when a more attractive investment opportunity arises.

Principal Risks

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take. Remember, in addition to possibly not achieving your investment goals, **you could lose all or a portion of your investment in the Fund over short or even long periods of time**. The principal risks of investing in the Fund are:

· *Management Risk.* The risk that investment strategies employed by the Adviser in selecting investments and asset allocations for the Fund may not result in an increase in the value of your investment or in overall performance equal to other similar investment vehicles having similar investment strategies.
· *New Fund Risk.* There can be no assurance that the Fund will grow to or maintain an economically viable size.
· *General Market Risk.* The risk that certain securities selected for the Fund's portfolio may be worth less than the price originally paid for them, or less than they were worth at an earlier time.
· *Equity Market Risk.* The equity securities held in the Fund's portfolio may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors that affect securities markets generally or factors affecting specific industries, sectors or companies in which the Fund invests.
· *Preferred Stock Risk.* Preferred stock is subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.
· *Convertible Securities Risk.* A convertible security is a fixed-income security (a debt instrument or a preferred stock) which may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. The market value of a convertible security performs like that of a regular debt security, that is, if market interest rates rise, the value of the convertible security falls.
· *Growth Stock Risk.* The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks.
· *Mid-Cap Company Risk.* The risk that the mid-capitalization companies in which the Fund may invest may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, these mid-sized companies may pose additional risks, including liquidity risk, because these companies tend to have limited product lines, markets and financial resources, and may depend upon a relatively small management group. Therefore, mid-cap stocks may be more volatile than the stocks of larger companies.

- *Shares of Other Investment Companies Risk.* You will indirectly bear fees and expenses charged by the underlying funds in addition to the Fund's direct fees and expenses. As a result, your cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying fund shares.
- *Exchange-Traded Funds Risk.* There are risks related to investing in ETFs that do not apply to investments in conventional mutual funds, including that the market price of the ETF's shares may trade at a discount to their net asset value ("NAV") or that an active trading market for an ETF's shares may not develop or be maintained.
- *Foreign Securities Risk.* The risks of investments in securities of foreign companies involve risks not generally associated with investment in the securities of U.S. companies, including risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices, including fluctuations in foreign currencies.
- *Emerging Markets Risk.* The risk that countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.
- *Options and Futures Risk.* Options and futures may be more volatile than investments directly in the underlying securities, involve additional costs and may involve a small initial investment relative to the risk assumed. In addition, the value of an option or future may not correlate perfectly to the underlying securities index or overall securities markets.
- *Short Sale Risk.* Short sale strategies are riskier than long investment strategies. Short selling of securities may result in the Fund's investment performance suffering if it is required to close out a short position earlier than it had intended.
- *Securities Lending Risk.* The Fund may lend its portfolio securities to brokers, dealers and financial institutions under agreements which require that the loans be secured continuously by collateral, typically cash, which the Fund will invest during the term of the loan. The risk in lending portfolio securities, as with other extensions of credit, consists of potential default or insolvency of the borrower. In either of these cases, the Fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities. The Fund also bears the risk that the value of investments made with collateral posted for the loan may decline.
- *Not a Bank Deposit.* Investments by any investors in the Fund are not bank deposits, are not guaranteed by any bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Performance
Performance information for the Fund has not been presented because, as of the date of this Prospectus, the Fund has not been in operation for a full calendar year.

Management
Investment Adviser
Bright Rock Capital Management, LLC is the Fund's investment adviser.

Portfolio Managers
Alan E. Norton, CFA, and Henry E. Mehlman, CFA, each a Portfolio Manager of the Adviser, have served as the portfolio managers of the Fund since its inception in 2010.

Purchase and Sale of Fund Shares

You may conduct transactions (share purchases, redemptions or exchanges) by mail Bright Rock Mid Cap Growth Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 (for regular mail) or 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202 (for overnight or express mail), or by telephone at ___-___-____. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly. The minimum initial amount of investment in the Fund and exchanges into the Fund from another fund in the Bright Rock Funds family is $100,000 for Institutional Class shares and $25,000 for Investor Class shares. Subsequent investments in either share class may be made with a minimum investment amount of $5,000.

Tax Information

The Fund's distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Fund shares through a broker-dealer, or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your adviser or visit your financial intermediary's website for more information.

Bright Rock Quality Large Cap Fund

Investment Objective

The investment objective of the Bright Rock Quality Large Cap Fund (the "Fund") is long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees	Institutional Class Shares	Investor Class Shares
(fees paid directly from your investment)		
Account Service Fee (account balances below $25,000)	N/A	$20/year
Annual Fund Operating Expenses		
(expenses that you pay each year as a percentage of the value of your investment)		
Management Fees	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	0.25%
Other Expenses[1]	0.61%	0.61%
Total Annual Fund Operating Expenses	1.61%	1.86%
Less: Fee Waiver/Expense Reimbursement	-0.11%	-0.11%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.50%	1.75%

[1]   Because the Fund is new, these expenses are based on estimated amounts for the Fund's current fiscal year.

[2]   Pursuant to an operating expense limitation agreement between the Fund's investment adviser, Bright Rock Capital Management, LLC (the "Adviser") and the Fund, the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive generally of interest and tax expenses, brokerage commissions, extraordinary and non-recurring expenses and acquired fund fees and expenses) for the Fund do not exceed 1.50% and 1.75% of the Fund's average net assets for Institutional Class shares and Investor Class shares, respectively, through [three years from date of prospectus], subject thereafter to annual re-approval of the agreement by the Trust's Board of Trustees (the "Board of Trustees"). This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waives and Fund expenses it pays.

Example

This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Share Class	One Year	Three Years
Institutional Class	$153	$474
Investor Class	$178	$551

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the Example, affect the Fund's performance.

Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of companies with large-sized market capitalizations ("large-cap companies"). The Fund defines large-cap companies as those companies with market capitalizations within the range of companies in the Russell 1000® Index at the time of investment. As of the date of this Prospectus, the market capitalization range of companies in the Russell 1000® Index was between $750 million and $315 billion.

The Fund seeks to achieve its investment objective by investing primarily in common stocks of U.S. companies. Equity securities in which the Fund may invest also include preferred stocks, convertible debt securities, and other investment companies and exchange-traded funds ("ETFs") that invest in equity securities. In addition to U.S. companies, the Fund may invest up to 25% of its net assets in securities of foreign large-cap companies that are traded in the U.S., including companies located in emerging markets, as well as American depositary receipts ("ADRs"). To a limited extent, the Fund may sell securities short and may use derivative instruments, including options and futures contracts. The Fund may also engage in securities lending to earn income.

In selecting investments for the Fund, the Adviser seeks to identify high quality businesses by applying its disciplined, bottom-up fundamental research process. The Fund will invest in both growth and value stocks, and will maintain exposure across a variety of industry sectors. The Adviser utilizes a proprietary quality screening methodology to determine companies that meets the Adviser's criteria for inclusion in the quality universe. The Adviser may sell an investment in the Fund's portfolio when the investment no longer meets the Adviser's criteria for investments in high quality businesses or when a more attractive investment opportunity arises.

Principal Risks

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take. Remember, in addition to possibly not achieving your investment goals, **you could lose all or a portion of your investment in the Fund over short or even long periods of time**. The principal risks of investing in the Fund are:

- *Management Risk.* The risk that investment strategies employed by the Adviser in selecting investments and asset allocations for the Fund may not result in an increase in the value of your investment or in overall performance equal to other similar investment vehicles having similar investment strategies.
- *New Fund Risk.* There can be no assurance that the Fund will grow to or maintain an economically viable size.
- *General Market Risk.* The risk that certain securities selected for the Fund's portfolio may be worth less than the price originally paid for them, or less than they were worth at an earlier time.
- *Equity Market Risk.* The equity securities held in the Fund's portfolio may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors that affect securities markets generally or factors affecting specific industries, sectors or companies in which the Fund invests.
- *Preferred Stock Risk.* Preferred stock is subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.
- *Convertible Securities Risk.* A convertible security is a fixed-income security (a debt instrument or a preferred stock) which may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. The market value of a convertible security performs like that of a regular debt security, that is, if market interest rates rise, the value of the convertible security falls.
- *Growth Stock Risk.* The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks.
- *Value Stock Risk.* Value stocks may perform differently from the market as a whole and may continue to be undervalued by the market for long periods of time.

- *Large-Cap Company Risk*. Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors. Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.
- *Shares of Other Investment Companies Risk*. You will indirectly bear fees and expenses charged by the underlying funds in addition to the Fund's direct fees and expenses. As a result, your cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying fund shares.
- *Exchange-Traded Funds Risk*. There are risks relating to investing in ETFs that do not apply to investments in conventional mutual funds, including that the market price of the ETF's shares may trade at a discount to their net asset value ("NAV") or that an active trading market for an ETF's shares may not develop or be maintained.
- *Foreign Securities Risk*. The risks of investments in securities of foreign companies involve risks not generally associated with investments in the securities of U.S. companies, including risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices, including fluctuations in foreign currencies.
- *Emerging Markets Risk*. The risk that countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.
- *Short Sale Risk*. Short sale strategies are riskier than long investment strategies. Short selling of securities may result in the Fund's investment performance suffering if it is required to close out a short position earlier than it had intended.
- *Options and Futures Risk*. Options and futures may be more volatile than investments directly in the underlying securities, involve additional costs and may involve a small initial investment relative to the risk assumed. In addition, the value of an option or future may not correlate perfectly to the underlying securities index or overall securities markets.
- *Securities Lending Risk*. The Fund may lend its portfolio securities to brokers, dealers and financial institutions under agreements which require that the loans be secured continuously by collateral, typically cash, which the Fund will invest during the term of the loan. The risk in lending portfolio securities, as with other extensions of credit, consists of potential default or insolvency of the borrower. In either of these cases, the Fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities. The Fund also bears the risk that the value of investments made with collateral posted for the loan may decline.
- *Not a Bank Deposit*. Investments by any investors in the Fund are not bank deposits, are not guaranteed by any bank, and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other government agency.

Performance
Performance information for the Fund has not been presented because, as of the date of this Prospectus, the Fund has not been in operation for a full calendar year.

Management
Investment Adviser
Bright Rock Capital Management, LLC is the Fund's investment adviser.

Portfolio Managers
Douglas S. Butler, CFA, CFP, Jason R. Lilly, CFA, CFP, and David B. Smith, CFA, each a Portfolio Manager of the Adviser, have served as the portfolio managers of the Fund since its inception in 2010.

Purchase and Sale of Fund Shares

You may conduct transactions (share purchases, redemptions or exchanges) by mail to Bright Rock Quality Large Cap Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 (for regular mail) or 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202 (for overnight or express mail), or by telephone at ___-___-____. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly. The minimum initial amount of investment in the Fund and exchanges into the Fund from another fund in the Bright Rock Funds family is $100,000 for Institutional Class shares and $25,000 for Investor Class shares. Subsequent investments in either share class for all types of accounts may be made with a minimum investment amount of $5,000.

Tax Information

The Fund's distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Fund shares through a broker-dealer, or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your adviser or visit your financial intermediary's website for more information.

Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Bright Rock Mid Cap Growth Fund

Investment Objective
The Bright Rock Mid Cap Growth Fund's investment objective is long-term capital appreciation.

Principal Investment Strategies
Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of mid-cap companies. The Fund defines mid-cap companies as those companies with market capitalizations within the range of companies in the Russell Midcap Growth® Index at the time of investment. As of the date of this Prospectus, the market capitalization range of companies in the Russell Midcap Growth® Index was between $700 million and $17 billion.

The Fund invests primarily in common stocks of U.S. companies. The Fund may also invest in preferred stocks, convertible debt securities, and other investment companies and ETFs that invest in equity securities. In addition to U.S. companies, the Fund may invest up to 25% of its net assets in securities of foreign mid-cap companies that are traded in the U.S., including companies located in emerging markets, as well as ADRs. To a limited extent, the Fund may sell securities short and may use derivative instruments including options and futures contracts. The Fund may also engage in securities lending to earn income.

In selecting investments for the Fund, the Adviser seeks to identify companies with attractive earnings growth prospects. Investments for the Fund's portfolio are selected by applying the Adviser's disciplined, bottom-up fundamental research process. The Fund invests in companies that the Adviser believes have potential for growth in comparison to other companies in that particular company's industry or market, and in light of certain characteristics of a company, such as:

- consistent history of earnings stability and growth;
- proprietary products, processes and/or service;
- leadership or competitive positions in their market or industry;
- strong balance sheet; and
- experienced management teams.

The Adviser may sell an investment in the Fund's portfolio when the Adviser believes that:

- the fundamentals that supported the investment's value have deteriorated;
- the stock has reached its target for potential growth; or
- a more attractive investment opportunity has presented itself.

Bright Rock Quality Large Cap Fund

Investment Objective
The Bright Rock Quality Large Cap Fund's investment objective is long-term capital appreciation.

Principal Investment Strategies
Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of large-cap companies. The Fund defines large-cap companies as those companies with market capitalizations within the range of companies in the Russell 1000® Index at the time of investment. As of the date of this Prospectus, the market capitalization range of companies in the Russell 1000® Index was between $750 million and $315 billion.

The Fund invests primarily in common stocks of U.S. companies. The Fund may also invest in preferred stocks, convertible debt securities, and other investment companies and ETFs that invest in equity securities. In addition to U.S. companies, the Fund may invest up to 25% of its net assets in securities of foreign large-cap companies that are traded in the U.S., including companies located in emerging markets, as well as ADRs. To a limited extent, the Fund may sell securities short and may use derivative instruments including options and futures contracts. The Fund may also engage in securities lending to earn income.

In selecting investments for the Fund, the Adviser seeks to identify high quality businesses by applying its disciplined, bottom-up fundamental research process. The Fund will invest in both growth and value stocks, and will maintain exposure across a variety of industry sectors. The Adviser utilizes a proprietary quality screening methodology to determine whether a company meets the Adviser's criteria for inclusion in the quality universe, including:

- · consistent history of earnings stability and growth;
- · proprietary products, processes and/or service;
- · leadership or competitive positions in their market or industry;
- · strong balance sheet; and
- · experienced management teams.

The Adviser may sell an investment in the Fund's portfolio when the Adviser believes that:

- · fundamental analysis has revealed that the company no longer meets the Adviser's criteria for high quality businesses;
- · a significant operational change or other event has resulted in a decrease in quality;
- · catalysts have failed to develop;
- · the Fund's capitalization or sector weights have become out of line; or
- · a more attractive investment opportunity has presented itself.

General Investment Policies of the Funds

Temporary Defensive Positions and Cash Investments. Under normal market conditions, the Bright Rock Mid Cap Growth Fund and the Bright Rock Quality Large Cap Fund (each, a "Fund" and collectively, the "Funds") will stay fully invested according to their principal investment strategies as noted above. A Fund, however, may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions. This may result in a Fund not achieving its investment objective during that period.

For longer periods of time, the Funds may hold a substantial cash position. If the market advances during periods when a Fund is holding a large cash position, the Fund may not participate to the extent it would have if the Fund had been more fully invested, and this may result in the Fund not achieving its investment objective during that period. To the extent that a Fund uses a money market fund for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market fund's advisory fees and operational expenses.

Change in Investment Objective. Each Fund's investment objective may be changed without the approval of the Fund's shareholders upon 60 days' prior written notice to shareholders. A Fund may not make any change in its investment policy of investing at least 80% of net assets in investments suggested by the Fund's name without first changing the Fund's name and providing shareholders with at least 60 days' prior written notice.

Principal Risks of Investing in the Funds

Before investing in the Funds, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take. Remember, in addition to possibly not achieving your investment goals, **you could lose all or a portion of your investment in the Funds**. The principal risks of investing in the Funds are:

·   *Management Risk.* The ability of a Fund to meet its investment objective is directly related to the Adviser's investment strategies for the Fund. The value of your investment in a Fund may vary with the effectiveness of the Adviser's research, analysis and asset allocation among portfolio securities. If the Adviser's investment strategies do not produce the expected results, the value of your investment could be diminished or even lost entirely.

·   *New Fund Risk.* There can be no assurance that a Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate a Fund. Liquidation of a Fund can be initiated without shareholder approval by the Board of Trustees if it determines it is in the best interest of shareholders. As a result, the timing of any Fund liquidation may not be favorable to certain individual shareholders.

·   *General Market Risk.* The market value of a security may move up or down, sometimes rapidly and unpredictably. These fluctuations may cause a security to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. U.S. and international markets have experienced significant volatility since 2008. The fixed income markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties. Concerns have spread to domestic and international equity markets. In some cases, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial condition or prospects of that company. As a result of this significant volatility, many of the following risks associated with an investment in a Fund may be increased. Continuing market problems may have adverse effects on the Funds.

·   *Equity Market Risk.* Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including: expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction; and global or regional political, economic and banking crises. If you held common stock, or common stock equivalents, of any given issuer, you would generally be exposed to greater risk than if you held preferred stocks and debt obligations of the issuer because common stockholders, or holders of equivalent interests, generally have inferior rights to receive payments from issuers in comparison with the rights of preferred stockholders, bondholders and other creditors of such issuers.

·   *Preferred Stock Risk.* A preferred stock has a blend of the characteristics of bonds and common stock. It may offer the higher yield of a bond and has priority over common stock in equity ownership, but it does not have the seniority of a bond and, unlike common stock, its participation in the issuer's growth may be limited. Preferred stock has preference over common stock in the receipt of dividends or in any residual assets after payment to creditors should the issuer be dissolved or both. Although the dividend on a preferred stock may be set at a fixed annual rate, in some circumstances it may be changed or discontinued by the issuer.

·   *Convertible Securities Risk.* A convertible security is a fixed-income security (a debt instrument or a preferred stock) which may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. Convertible securities are senior to common stock in an issuer's capital structure, but are usually subordinated to similar non-convertible securities. While providing a fixed-income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security's underlying common stock.

11

- *Growth Stock Risk*. Growth stocks are stocks of companies believed to have above-average potential for growth in revenue and earnings. The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

- *Value Stock Risk (Quality Large Cap Fund Only)*. Value stocks may react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks. Value stocks tend to be inexpensive relative to their earnings or assets compared to other types of stocks. However, value stocks may continue to be inexpensive for long periods of time and may not ever realize their full value.

- *Large-Cap Company Risk (Quality Large Cap Fund Only)*. Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors. Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

- *Mid-Cap Company Risk (Mid Cap Growth Fund Only)*. Generally, mid-cap companies may have more potential for growth than companies with larger market capitalizations. Investing in mid-cap companies, however, may involve greater risk than investing in large-cap companies, and these risks are passed on to the Funds. Mid-cap companies may not have the management experience, financial resources, product diversification and competitive strengths of large-cap companies. Therefore, their securities may be more volatile than the securities of larger, more established companies, making them less liquid than other securities. Mid-cap company stocks may also be bought and sold less often and in smaller amounts than larger company stocks. Because of this, if the Adviser wants to sell a large quantity of a mid-cap company's stock, it may have to sell at a lower price than it might prefer, or it may have to sell in smaller than desired quantities over a period of time.

- *Foreign Securities Risk*. To the extent that a Fund invests in securities of foreign issuers, including ADRs, your investment in the Fund is subject to foreign securities risk. The risks of investing in securities of foreign companies involved risks not generally associated with investments in securities of U.S. companies, including risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices. Securities that are denominated in foreign currencies are subject to the further risk that the value of the foreign currency will fall in relation to the U.S. dollar and/or will be affected by volatile currency markets or actions of U.S. and foreign governments or central banks. In addition to developed markets, the Funds may invest in emerging markets, which are markets of countries in the initial stages of industrialization and that generally have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.

- *Shares of Other Investment Companies Risk*. Federal law generally prohibits a mutual fund (such as the Funds) from acquiring shares of an investment company if, immediately after such acquisition, the fund and its affiliated persons would hold more than 3% of such investment company's total outstanding shares. This prohibition may prevent a Fund from allocating its investments in an optimal manner. You will indirectly bear fees and expenses charged by the underlying funds in addition to a Fund's direct fees and expenses and, as a result, your cost of investing in such Fund will generally be higher than the cost of investing directly in the underlying fund shares.

·   *Exchange-Traded Funds Risk*. An investment in an ETF generally presents the same primary risks as an investment in a conventional mutual fund (i.e., one that is not exchange traded) that has the same investment objective, strategies and policies. The price of an ETF can fluctuate within a wide range, and a Fund could lose money when investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (1) the market price of the ETF's shares may trade at a discount to their NAV; (2) an active trading market for an ETF's shares may not develop or be maintained; or (3) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are de-listed from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. Additionally, ETFs have management fees, which increase their cost.

·   *Options and Futures Risk*. Options and futures contracts are subject to the same risks as the securities in which the Funds invest directly, but also may involve risks different from, and possibly greater than, the risks associated with investing directly in securities. Investments in options and futures involve additional costs, may be more volatile than other investments and may involve a small initial investment relative to the risk assumed. If the Adviser incorrectly forecasts the value of securities in using an option or futures contract, a Fund might have been in a better position if the Fund had not entered into the contract. In addition, the value of an option or future may not correlate perfectly to the underlying securities index or overall securities markets.

·   *Short Sale Risk*. Short sale strategies are riskier than long investment strategies. Short selling shares of equity securities or ETFs may result in a Fund's investment performance suffering if it is required to close out a short position earlier than it had intended. This would occur if the lender required a Fund to deliver the securities it borrowed at the commencement of the short sale and the Fund was unable to borrow the securities from other securities lenders. Furthermore, until a Fund replaces a security borrowed, or sold short, it must pay to the lender amounts equal to any dividends that accrue during the period of the short sale. The Board of Trustees has considered the Funds' short sales strategies and its attendant risks and has determined that the strategy does not impair the Funds' ability to meet redemptions or meet other regulatory requirements. The Board of Trustees has adopted policies and procedures, and regularly reviews the adequacy of those policies and procedures, to ensure that the Funds' short positions are continuously monitored, comply with regulatory requirements and are in the best interests of the Funds' shareholders.

·   *Securities Lending Risk.* To generate income, each Fund may lend securities representing up to one-third of the value of its total assets to broker-dealers, banks and other institutions under agreements which require that the loans be secured continuously by collateral, typically cash, which the Fund will invest during the term of the loan. A Fund will continue to have market risk and other risks connected with the investment of the cash collateral received in connection with the loan. A Fund bears the risk that the value of the investments made with the proceeds of the loan may decline. Securities lending is also subject to the risk that the other party to a securities lending agreement will default on its obligations. If the other party defaults, a Fund could experience delays in recovering securities or collateral or could lose all or portion of the value of the loaned securities.

·   *Not Bank Deposits.* Investments by any investors in the Funds are not bank deposits, are not guaranteed by any bank, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Portfolio Holdings Information

A description of the Funds' policies and procedures with respect to the disclosure of the Funds' portfolio holdings is available in the SAI. Currently, disclosure of the Funds' holdings is required to be made quarterly within 60 days of the end of each fiscal quarter in the annual and semi-annual reports to Fund shareholders and in the quarterly holdings report on Form N-Q. The annual and semi-annual reports will be available by contacting the Bright Rock Funds, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 or calling ___-___-____.

Management of the Funds

The Adviser

The Funds have entered into an investment advisory agreement ("Advisory Agreement") with Bright Rock Capital Management, LLC, located at 288 Union Street, Rockland, MA 02370. The Adviser was organized in January, 2010. The Adviser is a wholly-owned subsidiary of Rockland Trust Company ("Rockland Trust"), which in turn is a wholly-owned subsidiary of Independent Bank Corp, a publicly-traded company. Rockland Trust is a Massachusetts trust company regulated by the Commissioner of Banks of the Commonwealth of Massachusetts. Under the Advisory Agreement, the Adviser manages the Funds' investments subject to the supervision of the Board of Trustees. Each Fund compensates the Adviser for its services at the annual rate of 1.00% of its average annual net assets, payable on a monthly basis.

Fund Expenses. Each Fund is responsible for its own operating expenses. However, pursuant to an operating expense limitation agreement between the Adviser and the Funds, the Adviser has agreed to reduce its management fees and/or pay expenses of each Fund to ensure that the total amount of each Fund's operating expenses (exclusive generally of interest and tax expenses, brokerage commissions, extraordinary and non-recurring expenses and acquired fund fees and expenses) does not exceed 1.50% and 1.75% of the Fund's average annual net assets for Institutional Class shares and Investor Class shares, respectively. The operating expense limitation agreement is subject to an initial period of three years ending [three years from date of the prospectus], and is subject thereafter to annual re-approval of the agreement by the Board of Trustees. Any reduction in advisory fees or payment of expenses made by the Adviser may be reimbursed by a Fund in subsequent fiscal years if the Adviser so requests. This reimbursement may be requested if the aggregate amount actually paid by a Fund toward operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years. Any such reimbursement will be reviewed and approved by the Board of Trustees. A Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of management fees and/or expenses. In addition, any such reimbursement from a Fund to the Adviser will be subject to the applicable limitation on such Fund's expenses. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.

A discussion regarding the basis of the Board of Trustees' approval of the Advisory Agreement will be available in the Funds' next semi-annual report to shareholders.

Each Fund is managed by a team of portfolio managers, each of whom shares equal responsibility in managing the applicable Fund and making decisions regarding the Fund's investments. The SAI provides additional information about the portfolio managers' compensation, other accounts managed and ownership of securities in the Funds.

Bright Rock Mid Cap Growth Fund

Henry E. Mehlman, CFA
Mr. Mehlman has served as Vice President and Portfolio Manager of the small-cap and mid-cap growth strategies at Rockland Trust, the parent company of the Adviser, since 2009. Prior to joining Rockland Trust, Mr. Mehlman was a vice president at MFC Global Investment Management (U.S.), LLC since 2002. Previously, he was a senior portfolio manager at The Colony Group, and a director of research and portfolio manager at Congress Asset Management. He also previously served as a research analyst and portfolio manager at Fidelity Investments. Mr. Mehlman has a B.S.B.A. and J.D. from the University of Florida. He is a member of the Florida Bar.

Alan E. Norton, CFA
Mr. Norton has served as Vice President and Portfolio Manager of Rockland Trust since 2009. Prior to joining Rockland Trust, he was a vice president at MFC Global Invesment Management (U.S.), LLC since 2002, and a senior portfolio manager at The Colony Group. He also previously served as portfolio manager and director of research at Congress Asset Management, and as a Research Assistant at Fidelity Investments. Mr. Norton has a B.A. from Trinity College and an M.B.A. from Babson College. He is a member of the Boston Security Analysts Society.

Bright Rock Quality Large Cap Fund

Douglas S. Butler, CFA, CFP®
Mr. Butler has served as Director of Research of Rockland Trust since 2004. Prior to joining Rockland Trust, Mr. Butler had a consulting business, specializing in mergers and acquisitions consulting for private manufacturing firms in the Chicago area. Prior to that, Mr. Butler was an equity portfolio manager for Sanford C. Bernstein. Mr. Butler is a CFA charterholder and has also received his designation as a Certified Financial Planner™.

Jason R. Lilly, CFA, CFP®
Mr. Lilly has served as Vice President and Director of Portfolio Management of Rockland Trust since 2005. Prior to joining Rockland Trust, Mr. Lilly was a financial planner with the Vanguard Group. Mr. Lilly holds a B.S. in Economics from the University of Massachusetts/Amherst and an M.B.A. from Arizona State University. He is a CFA charterholder and has also received his designation as a Certified Financial Planner™.

David B. Smith, CFA
Mr. Smith has served as Senior Vice President and Chief Investment Officer of Rockland Trust since 2003. Prior to joining Rockland Trust, Mr. Smith was a founding partner, senior vice president and a senior portfolio manager of Mellon Growth Advisors, a subsidiary of Mellon Financial Corporation. Previously, Mr. Smith was a principal at State Street Global Advisors ("SSgA"), and a managing director of real estate securities at the Tuckerman Group, a subsidiary of SSgA. Mr. Smith holds a B.A. in Economics from the University of Massachusetts/Amherst and an M.S. in Finance ("MSF") from the Sawyer School of Management at Suffolk University. He is a CFA charterholder, and a member of the CFA Institute and the Boston Security Analysts Society. Mr. Smith serves on the SSgA Advisory Council and on the MSF Advisory Board for the MSF Program at the Sawyer School of Management at Suffolk University.

CFA® is a registered trademark owned by the CFA Institute. Certified Financial Planner Board of Standards Inc. owns the certification marks CFP®, Certified Financial Planner™ and federally registered CFP (with flame design) in the U.S., which it awards to individuals who successfully complete CFP Board's initial and ongoing certification requirements.

Shareholder Information

Choosing a Share Class

Each Fund offers Investor Class and Institutional Class shares in this prospectus. The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and may have different share prices as outlined below:

· Investor Class shares are offered for sale at NAV without the imposition of a sales charge. Investor Class shares are subject to a Rule 12b-1 distribution fee of 0.25% of the average daily net assets of a Fund attributable to Investor Class shares, computed on an annual basis.

· Institutional Class shares are offered for sale at NAV without the imposition of a sales charge or Rule 12b-1 distribution fee.

Each class of Fund shares has different expenses and distribution arrangements to provide for different investment needs. You should always discuss the suitability of your investment with your broker-dealer or financial advisor.

Share Price

The price of a Fund's shares is based on its net asset value ("NAV"). A Fund's NAV is calculated by dividing the value of the Fund's total assets, less its liabilities, by the number of its shares outstanding. In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. The NAV is calculated at the close of regular trading of the NYSE, which is generally 4:00 p.m., Eastern time. The NAV will not be calculated on days that the NYSE is closed for trading.

Each security owned by a Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, a Fund will use the price of the exchange that the Fund generally considers to be the principal exchange on which the stock is traded. Portfolio securities listed on the NASDAQ Stock Market, Inc. ("NASDAQ") will be valued at the NASDAQ Official Closing Price, which may not necessarily represent the last sale price. If there has been no sale on such exchange or on NASDAQ on such day, the security is valued at the mean between the bid and asked prices on such day. When market quotations are not readily available, a security or other asset is valued at its fair value as determined under fair value pricing procedures approved by the Board of Trustees. These fair value pricing procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Adviser to believe that a security's last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Funds are accurately priced. The Board of Trustees will regularly evaluate whether the Funds' fair value pricing procedures continue to be appropriate in light of the specific circumstances of the Funds and the quality of prices obtained through their application by the Trust's valuation committee.

When fair value pricing is employed, the prices of securities used by a Fund to calculate its NAV may differ from quoted or published prices for the same securities. Due to the subjective and variable nature of fair value pricing, it is possible that the fair value determined for a particular security may be materially different (higher or lower) from the price of the security quoted or published by others or the value when trading resumes or realized upon its sale. Therefore, if a shareholder purchases or redeems Fund shares when a Fund holds securities priced at a fair value, the number of shares purchased or redeemed may be higher or lower than it would be if the Fund was using market value pricing.

In the case of foreign securities, the occurrence of certain events after the close of foreign markets, but prior to the time a Fund's NAV is calculated (such as a significant surge or decline in the U.S. or other markets) often will result in an adjustment to the trading prices of foreign securities when foreign markets open on the following business day. If such events occur, a Fund will value foreign securities at fair value, taking into account such events, in calculating the NAV. In such cases, use of fair valuation can reduce an investor's ability to seek to profit by estimating a Fund's NAV in advance of the time the NAV is calculated. The Adviser anticipates that the Funds' portfolio holdings will be fair valued only if market quotations for those holdings are considered unreliable.

Investors may be charged a fee if they effect transactions through a financial intermediary. The Funds have authorized one or more financial intermediaries (each an "Authorized Intermediary") to receive on their behalf purchase and redemption orders. Authorized Intermediaries are authorized to designate other intermediaries to receive purchase and redemption orders on the Funds' behalf. The Funds will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker's authorized designee, receives the order. Customer orders will be priced at the applicable Fund's NAV per share next computed after they are received by an Authorized Intermediary or its authorized designee.

How to Purchase Shares

Shares of the Funds are purchased at the next NAV per share calculated after your purchase order is received in good order by the Funds, or by an Authorized Intermediary, as discussed below.

Investment Minimums. The minimum initial investment in each Fund is $100,000 for Institutional Class shares and $25,000 for Investor Class shares. The minimum investment amount for subsequent investments in either share class is $5,000. The Funds reserve the right to waive the minimum initial investment or minimum subsequent investment amounts at their discretion. Shareholders will be given at least 30 days' written notice of any increase in the minimum dollar amount of initial or subsequent investments.

If you are purchasing shares through financial intermediaries, you must follow the procedures established by your financial intermediary. Your financial intermediary is responsible for sending your purchase order and wiring payment to U.S. Bancorp Fund Services, LLC, the Funds' transfer agent (the "Transfer Agent"). Your financial intermediary holds the shares in your name and receives all confirmations of purchases and sales. Financial intermediaries placing orders for themselves or on behalf of their customers should call the Funds toll free at ___-___-____, or follow the instructions listed in the following sections titled "Investing by Telephone," "Purchase by Mail" and "Purchase by Wire."

If you place an order for a Fund's shares through a financial institution in accordance with such financial institution's procedures, and such financial institution then transmits your order to the Transfer Agent in accordance with the Transfer Agent's instructions, your purchase will be processed at the applicable NAV next calculated after the Transfer Agent receives your order. The financial institution must promise to send to the Transfer Agent immediately available funds in the amount of the purchase price in accordance with the Transfer Agent's procedures. If payment is not received within the time specified, the Transfer Agent may rescind the transaction and the financial institution will be held liable for any resulting fees or losses.

In the case of Authorized Intermediaries that have made satisfactory payment or redemption arrangements with the Funds, orders will be processed at the applicable price next calculated after receipt by the Authorized Intermediary, consistent with applicable laws and regulations. Financial institutions, including Authorized Intermediaries, may set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Funds. For more information about your financial institution's rules and procedures, and whether your financial institution is an Authorized Intermediary, you should contact your financial institution directly.

Each account application (an "Account Application") to purchase Fund shares is subject to acceptance by the Funds and is not binding until so accepted. The Funds reserve the right to reject any purchase order if, in their discretion, it is in the Funds' best interest to do so. For example, a purchase order may be refused if it appears so large that it would disrupt the management of a Fund. Purchases may also be rejected from persons believed to be "market-timers," as described under "Tools to Combat Frequent Transactions," below. A service fee, currently $25, as well as any loss sustained by a Fund, will be deducted from a shareholder's account for any purchases that do not clear. The Funds and the Transfer Agent will not be responsible for any losses, liability, cost or expense resulting from rejecting any purchase order. Your order will not be accepted until the completed Account Application is received by the Funds or the Transfer Agent.

Shares of the Funds have not been registered for sale outside of the United States. The Funds generally do not sell shares to investors residing outside the United States, even if they are United States citizens or lawful permanent residents, except to investors with United States military APO or FPO addresses.

Purchase Requests Must be Received in Good Order
Your share price will be based on the next NAV per share calculated after the Transfer Agent or your Authorized Intermediary receives your purchase request in good order. "Good order" means that your purchase request includes:

- · the name of the Fund in which you are investing;
- · the dollar amount of shares to be purchased;
- · your account application or investment stub; and
- · a check payable to the name of the Fund in which you are investing.

The Funds reserve the right to change the requirements of "good order" at any time without notice.

All purchase requests received in good order before the close of the NYSE (generally 4:00 p.m., Eastern time) will be processed on that same day. Purchase requests received after the close of the NYSE (generally 4:00 p.m., Eastern time) will receive the next business day's NAV per share.

Investing by Telephone. If you have completed the "Telephone Options - Purchase Authorization" section of the Account Application, you may purchase additional shares by telephoning the Funds toll free at ___-___-____. This option allows investors to move money from their bank account to their Fund account upon request. Only bank accounts held at domestic financial institutions that are Automated Clearing House ("ACH") members may be used for telephone transactions. The minimum telephone purchase amount for subsequent investments is $5,000 for either share class of the Funds. If your order is received prior to the close of the NYSE (generally 4:00 p.m., Eastern time), shares will be purchased in your account at the price determined on the day your order is placed. During periods of high market activity, shareholders may encounter higher than usual call waiting times. Please allow sufficient time to place your telephone transaction.

Purchase by Mail. To purchase Fund shares by mail, simply complete and sign the Account Application and mail it, along with a check made payable to the Fund in which you are investing:

Regular Mail
Bright Rock Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

Overnight or Express Mail
Bright Rock Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 3rd Floor
Milwaukee, WI 53202

The Funds do not consider the U.S. Postal Service or other independent delivery services to be their agents. All purchase checks must be in U.S. dollars drawn on a domestic financial institution. The Funds will not accept payment in cash or money orders. The Funds also do not accept cashier's checks in amounts of less than $10,000. To prevent check fraud, the Funds will not accept third party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares. The Funds are unable to accept post-dated checks, post-dated on-line bill pay checks, or any conditional order or payment.

Purchase by Wire. If you are making your first investment in the Funds, before you wire funds the Transfer Agent must have a completed Account Application. You can mail or use an overnight service to deliver your Account Application to the Transfer Agent at the above address. Upon receipt of your completed Account Application, the Transfer Agent will establish an account for you. Once your account has been established, you may instruct your bank to send the wire. Prior to sending the wire, please call the Transfer Agent at ___-___-____ to advise them of the wire and to ensure proper credit upon receipt. Your bank must include the name of the Fund in which you are investing, your name and your account number so that monies can be correctly applied. Your bank should transmit immediately available funds by wire to:

Wire to:	U.S. Bank N.A.
ABA Number:	075000022
Credit:	U.S. Bancorp Fund Services, LLC
Account:	112-952-137
Further Credit:	(Name of the Fund in which you are investing)
	(Shareholder Name/Account Registration)
	(Shareholder Account Number)

Wired funds must be received prior to the close of the NYSE (generally 4:00 p.m., Eastern time) to be eligible for same day pricing. The Funds and U.S. Bank, N.A., the Funds' custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Subsequent Investments. The minimum subsequent investment amount in either share class of a Fund is $5,000. Shareholders will be given at least 30 days' written notice of any increase in the minimum dollar amount of subsequent investments. You may add to your account at any time by purchasing shares by mail, by telephone or by wire. You must call to notify the Funds at ___-___-____ before wiring. An investment stub, which is attached to your individual account statement, should accompany any investments made through the mail. All purchase requests must include your shareholder account number.

Automatic Investment Plan. For your convenience, the Funds offer an Automatic Investment Plan ("AIP"). Under the AIP, after your initial investment, you may authorize the Funds to withdraw automatically from your personal checking or savings account an amount that you wish to invest, which must be at least $100 on a monthly or quarterly basis. In order to participate in the AIP, your bank must be a member of the ACH network. If you wish to enroll in the AIP, complete the appropriate section in the Account Application. The Funds may terminate or modify this privilege at any time. You may terminate your participation in the AIP at any time by notifying the Transfer Agent five days prior to the effective date. A fee will be charged if your bank does not honor the AIP draft for any reason.

Anti-Money Laundering Program. Please note that the Trust has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act") and related anti-money laundering laws and regulations. To ensure compliance with these laws, the Account Application asks for, among other things, the following information for all "customers" seeking to open an "account" (as those terms are defined in rules adopted pursuant to the USA PATRIOT Act):

· full name;
· date of birth (individuals only);
· Social Security or taxpayer identification number; and
· permanent street address (a P.O. Box number alone is not acceptable).

Accounts opened by entities, such as corporations, limited liability companies, partnerships or trusts, will require additional documentation. Please note that if any information listed above is missing, your Account Application will be returned and your account will not be opened. In compliance with the USA PATRIOT Act and other applicable anti-money laundering laws and regulations, the Transfer Agent will verify the information on your application as part of the Program. The Funds reserve the right to request additional clarifying information and may close your account if such clarifying information is not received by the Funds within a reasonable time of the request or if the Funds cannot form a reasonable belief as to the true identity of a customer. If you require additional assistance when completing your application, please contact the Transfer Agent at ___-___-____.

Cancellations. The Funds will not accept a request to cancel a transaction once processing has begun. Please exercise care when placing a transaction request.

How to Redeem Shares

In general, orders to sell or "redeem" shares may be placed directly with the Funds or through a broker-dealer or financial institution. However, if you originally purchased your shares through a broker-dealer or financial institution, your redemption order must be placed with the same institution in accordance with the procedures established by that institution. Your financial institution is responsible for sending your order to the Transfer Agent and for crediting your account with the proceeds. You may redeem all or part of your investment in a Fund's shares on any business day that the applicable Fund calculates its NAV. To redeem shares directly with the Funds, you must contact the Funds either by mail or by phone to place a redemption request. Your redemption request must be received in good order (as discussed under "Payment of Redemption Proceeds," below) prior to the close of the regular trading session of the NYSE (generally 4:00 p.m., Eastern time) in order to obtain that day's closing NAV. Redemption requests received after the close of the NYSE will be treated as though received on the next business day.

Shareholders who have an IRA or other retirement plan must indicate on their redemption request whether or not to withhold federal income tax. Redemption requests failing to indicate an election not to have tax withheld will generally be subject to 10% withholding.

Payment of Redemption Proceeds. You may redeem your Fund shares at a price equal to the NAV per share next determined after the Transfer Agent receives your redemption request in good order. Your redemption request cannot be processed on days the NYSE is closed. All requests received by the Funds in good order before the close of the regular trading session of the NYSE (generally 4:00 p.m., Eastern time) will usually be sent on the next business day.

A redemption request will be deemed in "good order" if it includes:

· the shareholder's name;
· the name of the Fund you are redeeming;
· the account number;
· the share or dollar amount to be redeemed; and
· signatures by all shareholders on the account and signature guarantee(s), if applicable.

The Funds reserve the right to change the requirements of "good order" at any time without notice.

You may have a check sent to the address of record, proceeds may be wired to your pre-established bank account or proceeds may be sent via electronic funds transfer through the ACH network using the bank instructions previously established on your account. Redemption proceeds will typically be sent on the business day following your redemption. Wires are subject to a $15 fee. There is no charge to have proceeds sent via ACH. Proceeds sent via ACH are typically credited to your bank account within two to three days after redemption. In all cases, proceeds will be processed within seven calendar days after the Funds receive your redemption request.

Before selling recently purchased shares, please note that if the Transfer Agent has not yet collected payment for the shares you are selling, it may delay sending the proceeds until the payment is collected, which may take up to 12 calendar days from the purchase date. Furthermore, there are certain times when you may be unable to sell Fund shares or receive proceeds. Specifically, the Funds may suspend the right to redeem shares or postpone the date of payment upon redemption for more than seven calendar days: (1) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (2) for any period during which an emergency exists as a result of which disposal by a Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for a Fund to fairly determine the value of its net assets; or (3) for such other periods as the SEC may permit for the protection of shareholders. Your ability to redeem shares online or by telephone may be delayed or restricted after you change your address online or by telephone. You may change your address at any time by a written request, addressed to the Transfer Agent. Confirmations of an address changes will be sent to both your old and new address.

Redemption proceeds will be sent to the address of record. The Funds will not be responsible for interest lost on redemption amounts due to lost or misdirected mail. The Transfer Agent may require a signature guarantee for certain redemption requests. A signature guarantee assures that your signature is genuine and protects you from unauthorized account redemptions. Signature guarantees can be obtained from banks and securities dealers, *but not from a notary public*. A signature guarantee of each owner is required in the following situations:

· if ownership is changed on your account;
· when redemption proceeds are payable or sent to any person, address or bank account not on record;
· for written requests to wire redemption proceeds (if not previously authorized on the account);
· if a change of address request has been received by the Transfer Agent within the last 15 days; or
· for all redemptions in excess of $100,000 from any shareholder account.

In addition to the situations described above, the Funds and/or the Transfer Agent reserve the right to require a signature guarantee or other acceptable signature verification in other instances based on the circumstances relative to the particular situation.

Redemption by Mail. You can execute most redemptions by furnishing an unconditional written request to the Funds to redeem your shares at the current NAV per share. Redemption requests in writing should be sent to the Transfer Agent at:

Regular Mail
Bright Rock Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

Overnight or Express Mail
Bright Rock Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 3rd Floor
Milwaukee, WI 53202

The Funds do not consider the U.S. Postal Service or other independent delivery services to be their agents.

Wire Redemption. Wire transfers may be arranged to redeem shares. However, the Transfer Agent charges a fee, currently $15, per wire redemption against your account on dollar specific trades, and from proceeds on complete redemptions and share-specific trades.

Telephone Redemption. If you have been authorized to perform telephone transactions (either by completing the required portion of your Account Application or by subsequent arrangement in writing with the Funds), you may redeem shares, in amounts of $100,000 or less, by instructing the Funds by telephone at ___-___-____. A signature guarantee may be required of all shareholders in order to qualify for or to change telephone redemption privileges on an existing account. Telephone redemptions cannot be made if you have notified the Transfer Agent of a change of address within 15 days before the redemption request. If you have a retirement account, you may not redeem shares by telephone. During periods of high market activity, shareholders may encounter higher than usual call waiting times. Please allow sufficient time to place your telephone transaction. The Funds are not responsible for delays due to communication or transmission outages or failures.

Note: Neither the Funds nor any of their service providers will be liable for any loss or expense in acting upon instructions that are reasonably believed to be genuine. To confirm that all telephone instructions are genuine, the Funds will use reasonable procedures, such as requesting that you correctly state:

- · your Fund account number;
- · the name in which your account is registered; or
- · the Social Security or taxpayer identification number under which the account is registered.

Systematic Withdrawal Program. The Funds offer a systematic withdrawal plan (the "SWP") whereby shareholders or their representatives may request a redemption in a specific dollar amount be sent to them each month, calendar quarter or annually. Investors may choose to have a check sent to the address of record, or proceeds may be sent to a pre-designated bank account via the ACH network. To start this program, your account must have Fund shares with a value of at least $10,000, and the minimum amount that may be withdrawn each month or quarter is $100. This program may be terminated or modified by the Funds at any time. Any request to change or terminate your SWP should be communicated in writing or by telephone to the Transfer Agent no later than five days before the next scheduled withdrawal. A withdrawal under the SWP involves a redemption of Fund shares, and may result in a gain or loss for federal income tax purposes. In addition, if the amount withdrawn exceeds the amounts credited to your account, the account ultimately may be depleted. To establish the SWP, complete the SWP section of the Account Application. Please call ___-___-____ for additional information regarding the SWP.

The Funds' Right to Redeem an Account. The Funds reserve the right to redeem the shares of any shareholder whose account balance is less than $2,500, other than as a result of a decline in the NAV of a Fund or for market reasons. The Funds will provide a shareholder with written notice 30 days prior to redeeming the shareholder's account.

Redemption-in-Kind. The Funds generally pay redemption proceeds in cash. However, under unusual conditions that make the payment of cash unwise (and for the protection of a Fund's remaining shareholders), the Funds may pay all or part of a shareholder's redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind).

Specifically, if the amount you are redeeming from a Fund during any 90-day period is in excess of the lesser of $250,000 or 1% of the NAV of the Fund, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the NAV of the Fund being redeemed in securities instead of cash. If a Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash, and will bear any market risks associated with such securities until they are converted into cash.

*Cancellation*s. The Funds will not accept a request to cancel a transaction once processing has begun. Please exercise care when placing a transaction request.

Exchanging Shares

You may exchange all or a portion of your investment from one Fund in the Bright Rock Fund Family to the same share class of another Fund. Any new account established through an exchange will be subject to the minimum investment requirements described above ($100,000 for Institutional Class shares and $25,000 for Investor Class shares for initial exchanges into a new Fund, $5,000 for subsequent exchanges into the Fund). Exchanges will be executed on the basis of the relative NAV of the shares exchanged. An exchange is considered to be a sale of shares for federal income tax purposes which may result in a realized taxable gain or loss. Call the Funds (toll-free) at ___-___-____ to learn more about exchanges.

Tools to Combat Frequent Transactions

The Funds are intended for long-term investors. Short-term "market-timers" who engage in frequent purchases and redemptions may disrupt a Fund's investment program and create additional transaction costs that are borne by all of a Fund's shareholders. The Board of Trustees has adopted polices and procedures that are designed to discourage excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm performance. The Funds take steps to reduce the frequency and effect of these activities in the Funds. These steps may include, among other things, monitoring trading activity and using fair value pricing, as determined by the Board of Trustees, when the Adviser determines current market prices are not readily available. Although these efforts are designed to discourage abusive trading practices, these tools cannot eliminate the possibility that such activity will occur. The Funds seek to exercise their judgment in implementing these tools to the best of its ability in a manner that they believe is consistent with shareholder interests. Except as noted herein, the Funds will apply all restrictions uniformly in all applicable cases.

The Funds use a variety of techniques to monitor for and detect abusive trading practices. These techniques may change from time to time as determined by the Funds in their sole discretion. To minimize harm to the Funds and their shareholders, the Funds reserve the right to reject any purchase order (but not a redemption request) in whole or in part, for any reason (including, without limitation, purchases by persons whose trading activity in Fund shares is believed by the Adviser to be harmful to the Funds) and without prior notice. A Fund may decide to restrict purchase and sale activity in its shares based on various factors, including whether frequent purchase and sale activity will disrupt portfolio management strategies and adversely affect Fund performance.

The Funds monitor selected trades in an effort to detect short-term trading activities. Short-term trading occurs when an investor (through one or more accounts) makes more than one round-trip (a purchase into a fund followed by a redemption) within a short period of time. Investors are limited to no more than four round-trip transactions in a 12-month period after which time future purchases into the Funds will be restricted. If, as a result of this monitoring, the Funds believe that an investor has engaged in excessive short-term trading, they may, in their discretion, ask the shareholder to stop such activities or refuse to process purchases in the shareholder's accounts. In making such judgments, the Funds seek to act in a manner that they believe is consistent with the best interests of shareholders.

Due to the complexity and subjectivity involved in identifying abusive trading activity and the volume of shareholder transactions the Funds handle, there can be no assurance that the Funds' efforts will identify all trades or trading practices that may be considered abusive. In particular, since the Funds receive purchase and sale orders through financial intermediaries that use group or omnibus accounts, the Funds cannot always detect frequent trading. However, the Funds will work with financial institutions as necessary to discourage shareholders from engaging in abusive trading practices and to impose restrictions on excessive trades. In this regard, the Funds have entered into information sharing agreements with financial intermediaries pursuant to which these intermediaries are required to provide to the Funds, at the Funds' request, certain information relating to their customers investing in the Funds through non-disclosed or omnibus accounts. The Funds will use this information to attempt to identify abusive trading practices. Financial intermediaries are contractually required to follow any instructions from the Funds to restrict or prohibit future purchases from shareholders that are found to have engaged in abusive trading in violation of the Funds' policies. However, the Funds cannot guarantee the accuracy of the information provided to them from financial intermediaries and cannot ensure that they will always be able to detect abusive trading practices that occur through non-disclosed and omnibus accounts. As a result, the Funds' ability to monitor and discourage abusive trading practices in non-disclosed or omnibus accounts may be limited.

Other Fund Policies

If you elect telephone privileges on the account application or in a letter to the Funds, you may be responsible for any fraudulent telephone orders as long as the Funds have taken reasonable precautions to verify your identity. In addition, once you place a telephone transaction request, it cannot be canceled or modified.

During periods of significant economic or market change, telephone transactions may be difficult to complete. If you are unable to contact the Funds by telephone, you may also mail the requests to the Funds at the address listed previously in the "How to Purchase Shares" section.

Telephone trades must be received by or prior to the close of the NYSE (generally 4:00 p.m., Eastern time). During periods of high market activity, shareholders may encounter higher than usual call waiting times. Please allow sufficient time to ensure that you will be able to complete your telephone transaction prior to the close of the NYSE.

Your broker-dealer or other financial intermediary may establish policies that differ from those of the Funds. For example, the institution may charge transaction fees, set higher minimum investments or impose certain limitations on buying or selling shares in addition to those identified in this Prospectus. Please contact your broker-dealer or other financial intermediary for details.

The Adviser retains the right to close the Funds (or partially close the Funds) to new purchases if it is determined to be in the best interest of shareholders. Based on market and Fund conditions, the Adviser may decide to close a Fund to new investors, all investors or certain classes of investors (such as Fund supermarkets) at any time. If a Fund is closed to new purchases it will continue to honor redemption requests, unless the right to redeem shares has been temporarily suspended as permitted by federal law.

Householding. In an effort to decrease costs, the Funds intend to reduce the number of duplicate prospectuses and annual and semi-annual reports you receive by sending only one copy of each to those addresses shared by two or more accounts and to shareholders the Funds reasonably believe are from the same family or household. If you would like to discontinue householding for your accounts, please call toll-free at ___-___-____ to request individual copies of these documents. Once the Funds receive notice to stop householding, the Funds will begin sending individual copies 30 days after receiving your request. This policy does not apply to account statements.

Distribution of Fund Shares

The Distributor

Quasar Distributors, LLC (the "Distributor") is located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, and serves as distributor and principal underwriter to the Fund. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. Shares of the Funds are offered on a continuous basis.

Distribution (12b-1) Plan

The Funds have adopted a Distribution Plan pursuant to Rule 12b-1 (the "Plan") under the Investment Company Act of 1940, as amended (the "1940 Act"). Under the Plan, the Funds are authorized to pay the Distributor a fee for the sale and distribution of the Funds' Investor Class shares and services it provides to Investor Class shareholders. The maximum amount of the fee authorized is 0.25% of a Fund's average daily net assets attributable to Investor Class shares annually. Because these fees are paid out of each Fund's assets attributable to Investor Class shares on an on-going basis, over time these fees will increase the cost of your investment in Investor Class shares of the Funds and may cost you more than paying other types of sales charges. Institutional Class shares of the Funds are not subject to a Rule 12b-1 distribution fee.

In addition, the Funds may pay service fees to intermediaries such as banks, broker-dealers, financial advisers or other financial institutions, including affiliates of the Adviser, for sub-administration, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus, other group accounts or accounts traded through registered securities clearing agents.

The Adviser, out of its own resources, and without additional cost to the Funds or their shareholders, may provide additional cash payments or non-cash compensation to intermediaries who sell shares of the Funds. Such payments and compensation are in addition to service fees paid by the Funds, if any. These additional cash payments are generally made to intermediaries that provide shareholder servicing, marketing support and/or access to sales meetings, sales representatives and management representatives of the intermediary. Cash compensation may also be paid to intermediaries for inclusion of a Fund on a sales list, including a preferred or select sales list, in other sales programs or as an expense reimbursement in cases where the intermediary provides shareholder services to a Fund's shareholders. The Adviser may also pay cash compensation in the form of finder's fees that vary depending on the dollar amount of the shares sold.

Distributions and Taxes

Distributions

The Funds will make distributions of net investment income and net capital gains, if any, at least annually, typically within the month of December. The Funds may make additional distributions if deemed to be desirable at another time during the year.

All distributions will be reinvested in Fund shares unless you choose one of the following options: (1) receive distributions of net capital gains in cash, while reinvesting net investment income distributions in additional Fund shares; (2) receive all distributions in cash; or (3) reinvest net capital gain distributions in additional Fund shares, while receiving distributions of net investment income in cash.

If you wish to change your distribution option, write to the Transfer Agent in advance of the payment date of the distribution. However, any such change will be effective only as to distributions for which the record date is five or more business days after the Transfer Agent has received the written request.

If you elect to receive distributions in cash and the U.S. Postal Service is unable to deliver your check, or if a check remains uncashed for six months, each Fund reserves the right to reinvest the distribution check in your account at such Fund's then current NAV per share and to reinvest all subsequent distributions.

Tax Consequences

Distributions of the Funds' net investment income (which includes, but is not limited to, interest, dividends, net short-term capital gains and net gains from foreign currency transactions), if any, are generally taxable to the Funds' shareholders as ordinary income. To the extent that a Fund's distributions of net investment income are designated as attributable to "qualified dividend" income, such income may be subject to tax at the reduced rate of federal income tax applicable to non-corporate shareholders for net long-term capital gains, if certain holding period requirements have been satisfied by a Fund and the shareholder. To the extent a Fund's distributions of net investment income are attributable to net short-term capital gains, such distributions will be treated as ordinary dividend income for the purposes of income tax reporting and will not be available to offset a shareholder's capital losses from other investments.

Distributions of net capital gains (net long-term capital gains less net short-term capital losses) are generally taxable as long-term capital gains (currently at a maximum rate of 15%) regardless of the length of time a shareholder has owned Fund shares.

You will be taxed in the same manner whether you receive your distributions (whether of net investment income or net capital gains) in cash or reinvest them in additional Fund shares.

Shareholders that sell, exchange or redeem shares generally will have a capital gain or loss from the sale, exchange or redemption. The amount of the gain or loss and the applicable rate of federal income tax will depend generally upon the amount paid for the shares, the amount received from the sale, exchange or redemption and how long the shares were held by a shareholder. If you purchase Fund shares within 30 days before or after redeeming other Fund shares at a loss, all or part of that loss will not be deductible and will instead increase the basis of the newly purchased shares.

Shareholders will be advised annually as to the federal tax status of all distributions made by the Funds for the preceding year. Distributions by the Funds may also be subject to state and local taxes. Additional tax information may be found in the SAI.

This section is not intended to be a full discussion of federal tax laws and the effect of such laws on you. There may be other federal, state, foreign or local tax considerations applicable to a particular investor. You are urged to consult your own tax advisor.

Financial Highlights

Because the Funds have recently commenced operations, there are no financial highlights available at this time.

PRIVACY NOTICE

The Funds collect non-public personal information about you from the following sources:

· information we receive about you on applications or other forms;
· information you give us orally; and/or
· information about your transactions with us or others.

We do not disclose any non-public personal information about our shareholders or former shareholders without the shareholder's authorization, except as permitted by law or in response to inquiries from governmental authorities. We may share information with affiliated parties and unaffiliated third parties with whom we have contracts for servicing the Funds. We will provide unaffiliated third parties with only the information necessary to carry out their assigned responsibility. All shareholder records will be disposed of in accordance with applicable law. We maintain physical, electronic and procedural safeguards to protect your non-public personal information and require third parties to treat your non-public personal information with the same high degree of confidentiality.

In the event that you hold shares of the Funds through a financial intermediary, including, but not limited to, a broker-dealer, bank or trust company, the privacy policy of your financial intermediary governs how your non-public personal information is shared with unaffiliated third parties.

Investment Adviser
Bright Rock Capital Management, LLC
288 Union Street
Rockland, Massachusetts 02370

Independent Registered Public Accounting Firm
_____

Legal Counsel
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202

Custodian
U.S. Bank, N.A.
Custody Operations
1555 North River Center Drive, Suite 302
Milwaukee, Wisconsin 53212

Transfer Agent, Fund Accountant and Fund Administrator
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Distributor
Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Bright Rock Mid Cap Growth Fund
Bright Rock Quality Large Cap Fund
each a series of Trust for Professional Managers

FOR MORE INFORMATION

You can find more information about the Funds in the following documents:

Statement of Additional Information
The SAI provides additional details about the investments and techniques of the Funds and certain other additional information. A current SAI is on file with the SEC and is incorporated into this Prospectus by reference. This means that the SAI is legally considered a part of this Prospectus even though it is not physically within this Prospectus.

Annual and Semi-Annual Reports
The Funds' annual and semi-annual reports will provide the most recent financial reports and portfolio listings. The annual reports will contain a discussion of the market conditions and investment strategies that affected the Funds' performance during the Funds' prior fiscal year.

You can obtain a free copy of these documents (when they become available), request other information, or make general inquiries about the Funds by calling the Funds (toll-free) at ___-___-____, by visiting the Funds' website at www.[to be determined].com or by writing to:

Bright Rock Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

You can review and copy information, including the Funds' reports and SAI, at the SEC's Public Reference Room in Washington, D.C. You can obtain information on the operation of the Public Reference Room by calling (202) 551-8090. Reports and other information about the Funds are also available:

· free of charge from the SEC's EDGAR database on the SEC's Internet website at http://www.sec.gov;
· for a fee, by writing to the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-1520; or
· for a fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

(The Trust's SEC Investment Company Act of 1940 file number is 811-10401)

Subject to Completion March 12, 2010

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Statement of Additional Information

________________, 2010

BRIGHT ROCK MID CAP GROWTH FUND
Institutional Class shares (ticker symbol)
Investor Class shares (ticker symbol)

BRIGHT ROCK QUALITY LARGE CAP FUND
Institutional Class shares (ticker symbol)
Investor Class shares (ticker symbol)

This Statement of Additional Information ("SAI") provides general information about the Bright Rock Mid Cap Growth Fund and the Bright Rock Quality Large Cap Fund (each, a "Fund" and collectively, the "Funds" or the "Bright Rock Funds"), each a series of Trust for Professional Managers (the "Trust"). This SAI is not a prospectus and should be read in conjunction with the Funds' current prospectus dated _____________, 2010 (the "Prospectus"), as supplemented and amended from time to time, which is incorporated herein by reference. To obtain a copy of the Prospectus, free of charge, please write or call the Funds at the address or toll-free telephone number below, or visit the Funds' website at www.[to be determined].com.

Bright Rock Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701
___-___-____

An investment in the Fund is not a deposit of Rockland Trust Company and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Trust

The Trust is a Delaware statutory trust organized on May 29, 2001, and is registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company. Each Fund is one series, or mutual fund, formed by the Trust. Each Fund is a diversified series and has its own investment objective and policies. As of the date of this SAI, shares of twenty-three other series of the Trust are offered in separate prospectuses and SAIs. The Trust may start additional series and offer shares of a new fund under the Trust at any time.

The Trust is authorized to issue an unlimited number of interests (or shares). The Trust, on behalf on the Funds, has adopted a multiple class plan under Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), detailing the attributes of each of the Fund's share classes. Interests in each Fund are represented by shares of beneficial interest each with a par value of $0.001. The shares of each Fund are dividend into two classes: Institutional Class and Investor Class. Each series of the Trust has equal voting rights and liquidation rights, and are voted in the aggregate and not by the series, except in matters where a separate vote is required by the 1940 Act, or when the matters affect only the interest of a particular series. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. The Trust does not normally hold annual meetings of shareholders. The Trust's Board of Trustees (the "Board of Trustees") shall promptly call and give notice of a meeting of shareholders for the purpose of voting upon removal of any trustee when requested to do so in writing by shareholders holding 10% or more of the Trust's outstanding shares.

Each share of a Fund represents an equal proportionate interest in the assets and liabilities belonging to that Fund and is entitled to such distributions out of the income belonging to the Funds as are declared by the Board of Trustees. The Board of Trustees has the authority from time to time to divide or combine the shares of any series into a greater or lesser number of shares of that series so long as the proportionate beneficial interests in the assets belonging to that series and the rights of shares of any other series are in no way affected. Additionally, in case of any liquidation of a series, the holders of shares of the series being liquidated are entitled to receive a distribution out of the assets, net of the liabilities, belonging to that series. Expenses attributable to any series are borne by that series. Any general expenses of the Trust not readily identifiable as belonging to a particular series are allocated by, or under the direction of, the Board of Trustees on the basis of relative net assets, number of shareholders or other equitable method. No shareholder is liable to further calls or to assessment by the Trust without his or her express consent.

The assets of a Fund received for the issue or sale of its shares, and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, shall constitute the underlying assets of a Fund. In the event of the dissolution or liquidation of a Fund, the holders of shares of that Fund are entitled to share pro rata in the net assets of that Fund available for distribution to shareholders.

Bright Rock Capital Management, LLC (the "Adviser") serves as the investment adviser for the Funds.

Investment Policies, Strategies and Associated Risks

The investment objective of each Fund is long-term capital appreciation. The Funds are diversified. Under applicable federal laws, to qualify as a diversified fund, each Fund, with respect to at least 75% of its total assets, may not invest greater than 5% of its assets in any one issuer and may not hold greater than 10% of the securities of one issuer. The remaining 25% of a Fund's total assets does not need to be "diversified" and may be invested in the securities of a single issuer, subject to other applicable laws. The diversification of a mutual fund's holdings is measured at the time the fund purchases a security. However, if a Fund purchases a security and holds it for a period of time, the security may become a larger percentage of the Fund's total assets due to movements in the financial markets. If the market affects several securities held by a Fund, the Fund may have a greater percentage of its assets invested in securities of fewer issuers. Because the Funds are diversified, the Funds are less subject to the risk that their performance may be hurt disproportionately by the poor performance of relatively few securities.

There is no assurance that the Funds will achieve their investment objectives. The following discussion supplements the description of the Funds' investment objectives and principal investment strategies set forth in the Prospectus. Except for the fundamental investment limitations listed below (see "Fundamental Investment Limitations"), the Funds' investment strategies and policies are not fundamental and may be changed by sole action of the Board of Trustees, without shareholder approval. While the Funds are permitted to hold securities and engage in various strategies as described hereafter, it is not obligated to do so. The Funds' investment objective and strategies may be changed without the approval of the Funds' shareholders upon 60 days' prior written notice to shareholders.

Whenever an investment policy or limitation states a maximum percentage of a Fund's assets that may be invested in any security, or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of a Fund's acquisition or sale of such security or other asset. Accordingly, except with respect to borrowing or illiquid securities, any subsequent change in values, net assets or other circumstances will not be considered when determining whether an investment complies with a Fund's investment policies and limitations. In addition, if a bankruptcy or other extraordinary event occurs concerning a particular investment by a Fund, that Fund may receive stock, real estate or other investments that the Fund would not, or could not, buy. If this happens, that Fund will sell such investments as soon as practicable while trying to maximize the return to its shareholders.

An investment in the Fund is not a deposit of Rockland Trust Company and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Recent Market Events
U.S. and international markets have experienced significant volatility since 2008. The fixed income markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties. Concerns have spread to domestic and international equity markets. In some cases, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial conditions or prospects of that company. As a result of this significant volatility, many of the following risks associated with an investment in the Funds may be increased. Continuing market problems may have adverse effects on the Funds.

Equity Securities
An equity security (such as a stock, partnership interest or other beneficial interest in an issuer) represents a proportionate share of the ownership of a company. Its value is based on the success of the company's business, any income paid to stockholders, the value of its assets and general market conditions. Common stocks and preferred stocks are examples of equity securities. Preferred stocks are equity securities that often pay dividends at a specific rate and have a preference over common stocks in dividend payments and liquidation of assets. Some preferred stocks may be convertible into common stock. Convertible securities are securities (such as debt securities or preferred stock) that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. More information regarding common stock, preferred stock and convertible securities appears below.

Common Stock

A common stock represents a proportionate share of the ownership of a company and its value is based on the success of the company's business, any income paid to stockholders, the value of its assets, and general market conditions. In addition to the general risks set forth above, investments in common stocks are subject to the risk that in the event a company in which the Funds invest is liquidated, the holders of preferred stock and creditors of that company will be paid in full before any payments are made to the Funds as holders of common stock. It is possible that all assets of that company will be exhausted before any payments are made to the Funds.

Preferred Stock

Preferred stocks are equity securities that often pay dividends at a specific rate and have a preference over common stocks in dividend payments and liquidation of assets. A preferred stock is a blend of the characteristics of a bond and common stock. It can offer the higher yield of a bond and has priority over common stock in equity ownership, but does not have the seniority of a bond and, unlike common stock, its participation in the issuer's growth may be limited. Although the dividend is set at a fixed annual rate, in some circumstances it can be changed or omitted by the issuer.

Convertible Securities

Convertible securities include fixed income securities that may be exchanged or converted into a predetermined number of shares of the issuer's underlying common stock or other equity security at the option of the holder during a specified period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. The investment characteristics of each convertible security vary widely, which allows convertible securities to be employed for a variety of investment strategies. A Fund will exchange or convert convertible securities into shares of underlying common stock when, in the opinion of the Adviser, the investment characteristics of the underlying common stock or other equity security will assist the Fund in achieving its investment objectives. The Funds may also elect to hold or trade convertible securities. In selecting convertible securities, the Adviser evaluates the investment characteristics of the convertible security as a fixed income instrument, and the investment potential of the underlying equity security for capital appreciation. In evaluating these matters with respect to a particular convertible security, the Adviser considers numerous factors, including the economic and political outlook, the value of the security relative to other investment alternatives, trends in the determinants of the issuer's profits, and the issuer's management capability and practices.

Other Investment Companies

The Funds may invest in shares of other investment companies, including money market mutual funds, other mutual funds or exchange-traded funds ("ETFs"). The Funds' investments in money market mutual funds may be used for cash management purposes and to maintain liquidity in order to satisfy redemption requests or pay unanticipated expenses. The Funds limit their investments in securities issued by other investment companies in accordance with the 1940 Act. Section 12(d)(1) of the 1940 Act precludes the Funds from acquiring (i) more than 3% of the total outstanding shares of another investment company; (ii) shares of another investment company having an aggregate value in excess of 5% of the value of the total assets of a Fund; or (iii) shares of another registered investment company and all other investment companies having an aggregate value in excess of 10% of the value of the total assets of a Fund. However, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by a Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding shares of such investment company is owned by such Fund and all affiliated persons of such Fund; and (ii) a Fund has not offered or sold, and is not proposing to offer or sell its shares through a principal underwriter or otherwise at a public or offering price that includes a sales load of more than 1 1/2%.

If a Fund invests in investment companies, including ETFs, pursuant to Section 12(d)(1)(F), it must comply with the following voting restrictions: when such Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by that Fund, the Fund will either seek instruction from the Fund's shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security. In addition, an investment company purchased by a Fund pursuant to Section 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company's total outstanding shares in any period of less than thirty days. In addition to the advisory and operational fees the Funds bear directly in connection with their own operation, the Funds also bear their pro rata portion of the advisory and operational expenses of each other investment company.

Exchange-Traded Funds

An ETF generally is an open-end investment company, unit investment trust or a portfolio of securities deposited with a depository in exchange for depository receipts. The portfolios of ETFs generally consist of common stocks that closely track the performance and dividend yield of specific securities indices, either broad market, sector or international. ETFs provide investors the opportunity to buy or sell throughout the day an entire portfolio of stocks in a single security. Although index mutual funds are similar, they are generally sold and redeemed only once per day at market close. Broad securities market index ETFs include Standard & Poor's Depository Receipts ("SPDRs"), which are interests in a unit investment trust representing an undivided interest in a portfolio of all of the common stocks of the S&P 500 Index. The ETFs in which the Funds invest are subject to liquidity risk. Liquidity risk exists when particular investments are difficult to purchase or sell, possibly preventing the sale of the security at an advantageous time or price. To the extent that the ETFs in which the Funds invest hold securities of companies with smaller market capitalizations or securities with substantial market risk, they will have a greater exposure to liquidity risk.

Foreign Investments and Currencies

The Funds may invest in securities of foreign issuers that are not publicly traded in the United States, purchase and sell foreign currency on a spot basis and enter into forward currency contracts (see "Forward Currency Contracts," below). The Funds may also invest in American Depositary Receipts ("ADRs") and foreign securities that are publicly traded on a U.S. exchange. Investments in ADRs and foreign securities involve certain inherent risks, including the following:

Depositary Receipts. The Funds may invest their assets in securities of foreign issuers in the form of depositary receipts, including ADRs, which are securities representing securities of foreign issuers. A purchaser of unsponsored depositary receipts may not have unlimited voting rights and may not receive as much information about the issuer of the underlying securities as with a sponsored depositary receipt. Generally, ADRs, in registered form, are denominated in U.S. dollars and are designed for use in the U.S. securities markets. ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities. For purposes of the Funds' investment policies, ADRs are deemed to have the same classification as the underlying securities they represent. Thus, an ADR representing ownership of common stock will be treated as common stock.

Political and Economic Factors. Individual foreign economies of certain countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency, diversification and balance of payments position. The internal politics of certain foreign countries may not be as stable as those of the United States. Governments in certain foreign countries also continue to participate to a significant degree, through ownership interest or regulation, in their respective economies. Action by these governments could include restrictions on foreign investment, nationalization, expropriation of goods or imposition of taxes, and could have a significant effect on market prices of securities and payment of interest. The economies of many foreign countries are heavily dependent upon international trade and are accordingly affected by the trade policies and economic conditions of their trading partners. Enactment by these trading partners of protectionist trade legislation could have a significant adverse effect upon the securities markets of such countries.

Currency Fluctuations. The Funds may invest in securities denominated in foreign currencies. Accordingly, a change in the value of any such currency against the U.S. dollar will result in a corresponding change in the U.S. dollar value of a Fund's assets denominated in that currency. Such changes will also affect the Fund's income. The value of a Fund's assets may also be affected significantly by currency restrictions and exchange control regulations enacted from time to time.

Market Characteristics. The Adviser expects that many foreign securities in which the Funds may invest could be purchased in over-the-counter markets or on exchanges located in the countries in which the principal offices of the issuers of the various securities are located, if that is the best available market. Foreign exchanges and markets may be more volatile than those in the United States. While growing in volume, they usually have substantially less volume than U.S. markets, and the Funds' foreign securities may be less liquid and more volatile than U.S. securities. Moreover, settlement practices for transactions in foreign markets may differ from those in U.S. markets, and may include delays beyond periods customary in the United States. Foreign security trading practices, including those involving securities settlement where Fund assets may be released prior to receipt of payment or securities, may expose the Funds to increased risk in the event of a failed trade or the insolvency of a foreign broker-dealer.

Legal and Regulatory Matters. Certain foreign countries may have less supervision of securities markets, brokers and issuers of securities, and less financial information available from issuers, than is available in the United States.

Taxes. The interest and dividends payable on certain of the Funds' foreign portfolio securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to Fund shareholders.

Costs. To the extent that a Fund invests in foreign securities, its expense ratio is likely to be higher than those of investment companies investing only in domestic securities, because the cost of maintaining the custody of foreign securities is higher.

Emerging Markets. Each Fund may invest up to 25% of its net assets in securities of companies located in developing or emerging markets, which entail additional risks, including less social, political and economic stability; smaller securities markets and lower trading volume, which may result in less liquidity and greater price volatility; national policies that may restrict a Fund's investment opportunities, including restrictions on investments in issuers or industries, or expropriation or confiscation of assets or property; and less developed legal structures governing private or foreign investment.

In considering whether to invest in the securities of a foreign company, the Adviser considers such factors as the characteristics of the particular company, differences between economic trends and the performance of securities markets within the U.S. and those within other countries, and also factors relating to the general economic, governmental and social conditions of the country or countries where the company is located. The extent to which the Funds will be invested in foreign companies and countries and depositary receipts will fluctuate from time to time within the limitations described in the Prospectus, depending on the Adviser's assessment of prevailing market, economic and other conditions.

Short Sales

The Funds may engage in short sales of securities, provided the securities are fully listed on a national securities exchange. In a short sale, a Fund sells a security that it does not own, in anticipation of a decline in the market value of the security. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. This price may be more or less than the price at which the security was sold by the Fund. The Fund will incur a loss on a short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the security declines in price between those dates. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.

Typically, the Funds will segregate liquid assets, which are marked-to-market daily, equal to the difference between (a) the market value of the securities sold short at the time they were sold short and (b) the value of the collateral deposited with the broker in connection with the short sale (not including the proceeds from the short sale). While the short position is open, the Funds must maintain segregated assets at such a level that the amount segregated plus the amount deposited with the broker as collateral equal the current market value of the securities sold short.

Options, Futures and Other Strategies

General. The Funds may use certain options (both traded on an exchange and over-the-counter ("OTC")), futures contracts (sometimes referred to as "futures") and options on futures contracts (collectively, "Financial Instruments") as a substitute for a comparable market position in the underlying security, to attempt to hedge or limit the exposure a Fund's position, to create a synthetic money market position, for certain tax-related purposes and to effect closing transactions.

The use of Financial Instruments is subject to applicable regulations of the SEC, the several exchanges upon which they are traded and the Commodity Futures Trading Commission (the "CFTC"). In addition, a Fund's ability to use Financial Instruments will be limited by tax considerations. Pursuant to a claim for exemption filed with the National Futures Association on behalf of the Funds, the Funds are not deemed to be commodity pool operators or commodity pools under the Commodity Exchange Act and are not subject to registration or regulation as such under the Commodity Exchange Act. In addition to the instruments, strategies and risks described below and in the Prospectus, the Adviser may discover additional opportunities in connection with Financial Instruments and other similar or related techniques. These new opportunities may become available as the Adviser develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new Financial Instruments or other techniques are developed. The Adviser may utilize these opportunities to the extent that they are consistent with the Funds' investment objectives and permitted by the Funds' investment limitations and applicable regulatory authorities. The Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

Special Risks. The use of Financial Instruments involves special considerations and risks, certain of which are described below. Risks pertaining to particular Financial Instruments are described in the sections that follow.

(1)   Successful use of most Financial Instruments depends upon the Adviser's ability to predict movements of the overall securities markets, which requires different skills than predicting changes in the prices of individual securities. The ordinary spreads between prices in the cash and futures markets, due to the differences in the natures of those markets, are subject to distortion. Due to the possibility of distortion, a correct forecast of stock market trends by the Adviser may still not result in a successful transaction. The Adviser may be incorrect in its expectations as to the extent of market movements or the time span within which the movements take place, which, thus, may result in the strategy being unsuccessful.

(2)   Options and futures prices can diverge from the prices of their underlying instruments. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect or no correlation also may result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, and from imposition of daily price fluctuation limits or trading halts.

(3)   As described below, the Funds might be required to maintain assets as "cover," maintain segregated accounts or make margin payments when they take positions in Financial Instruments involving obligations to third parties (e.g., Financial Instruments other than purchased options). If the Funds were unable to close out their positions in such Financial Instruments, they might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured. These requirements might impair a Fund's ability to sell a portfolio security or make an investment when it would otherwise be favorable to do so or require that the Fund sells a portfolio security at a disadvantageous time. The Funds' ability to close out a position in a Financial Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction (the "counter-party") to enter into a transaction closing out the position. Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to the Funds.

(4)   Losses may arise due to unanticipated market price movements, lack of a liquid secondary market for any particular instrument at a particular time or due to losses from premiums paid by the Funds on options transactions.

Cover. Transactions using Financial Instruments, other than purchased options, expose the Funds to an obligation to another party. A Fund will not enter into any such transactions unless it owns either (1) an offsetting ("covered") position in securities or other options or futures contracts or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered as provided in (1) above. The Funds will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, set aside cash or liquid assets in an account with their custodian, U.S. Bank, N.A. (the "Custodian"), in the prescribed amount as determined daily.

Assets used as cover or held in an account cannot be sold while the position in the corresponding Financial Instrument is open, unless they are replaced with other appropriate assets. As a result, the commitment of a large portion of a Fund's assets to cover accounts could impede portfolio management or the Funds ability to meet redemption requests or other current obligations.

Options. The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment and general market conditions. Options that expire unexercised have no value. Options currently are traded on the Chicago Board Options Exchange ("CBOE"), the American Stock and Options Exchange ("AMEX") and other exchanges, as well as the OTC markets.

By buying a call option on a security, the Funds have the right, in return for the premium paid, to buy the security underlying the option at the exercise price. By writing (selling) a call option and receiving a premium, the Funds become obligated during the term of the option to deliver securities underlying the option at the exercise price if the option is exercised. By buying a put option, the Funds have the right, in return for the premium, to sell the security underlying the option at the exercise price. By writing a put option, the Funds become obligated during the term of the option to purchase the securities underlying the option at the exercise price.

Because options premiums paid or received by the Funds are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

The Funds may effectively terminate their right or obligation under an option by entering into a closing transaction. For example, the Funds may terminate their obligation under a call or put option that they had written by purchasing an identical call or put option. This is known as a closing purchase transaction. Conversely, the Funds may terminate a position in a put or call option they had purchased by writing an identical put or call option. This is known as a closing sale transaction. Closing transactions permit the Funds to realize profits or limit losses on an option position prior to its exercise or expiration.

Risks of Options on Commodities, Currencies and Securities. Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed that, in effect, guarantees completion of every exchange-traded option transaction. In contrast, OTC options are contracts between a Fund and its counter-party (usually a securities dealer or a bank) with no clearing organization guarantee. Thus, when a Fund purchases an OTC option, it relies on the counter-party from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option. Failure by the counter-party to do so would result in the loss of any premium paid by a Fund as well as the loss of any expected benefit of the transaction.

A Fund's ability to establish and close out positions in exchange-traded options depends on the existence of a liquid market. However, there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for OTC options only by negotiating directly with the counter-party or by a transaction in the secondary market if any such market exists. There can be no assurance that the Funds will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the counter-party, the Funds might be unable to close out an OTC option position at any time prior to its expiration.

If the Funds were unable to effect a closing transaction for an option they had purchased, they would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered call option written by the Funds could cause material losses because the Funds would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

Options on Indices. An index fluctuates with changes in the market values of the securities included in the index. Options on indices give the holder the right to receive an amount of cash upon exercise of the option. Receipt of this cash amount will depend upon the closing level of the index upon which the option is based being greater than (in the case of a call) or less than (in the case of put) the exercise price of the option. Some stock index options are based on a broad market index such as the S&P 500 Index, the NYSE Composite Index or the AMEX Major Market Index or on a narrower index such as the Philadelphia Stock Exchange Over-the-Counter Index.

Each of the exchanges has established limitations governing the maximum number of call or put options on the same index that may be bought or written by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different exchanges or are held or written on one or more accounts or through one or more brokers). Under these limitations, option positions of all investment companies advised by the Adviser are combined for purposes of these limits. Pursuant to these limitations, an exchange may order the liquidation of positions and may impose other sanctions or restrictions. These position limits may restrict the number of listed options that the Funds may buy or sell.

Puts and calls on indices are similar to puts and calls on securities or futures contracts except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities or futures contracts. When the Funds write a call on an index, they receives a premium and agrees that, prior to the expiration date, the purchaser of the call, upon exercise of the call, will receive from the Funds an amount of cash if the closing level of the index upon which the call is based is greater than the exercise price of the call. The amount of cash is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple ("multiplier"), which determines the total value for each point of such difference. When the Funds buy a call on an index, they pay a premium and has the same rights to such call as are indicated above. When the Funds buy a put on an index, they pay a premium and has the right, prior to the expiration date, to require the seller of the put, upon the Funds' exercise of the put, to deliver to the Funds an amount of cash if the closing level of the index upon which the put is based is less than the exercise price of the put, which amount of cash is determined by the multiplier, as described above for calls. When the Funds write a put on an index, they receive a premium and the purchaser of the put has the right, prior to the expiration date, to require the Funds to deliver to it an amount of cash equal to the difference between the closing level of the index and the exercise price times the multiplier if the closing level is less than the exercise price.

Risks of Options on Indices. If the Funds have purchased an index option and exercises it before the closing index value for that day is available, they run the risk that the level of the underlying index may subsequently change. If such a change causes the exercised option to fall out-of-the-money, the Funds will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiplier) to the assigned writer.

OTC Options. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of OTC options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows the Funds great flexibility to tailor the option to their need, OTC options generally involve greater risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.

Futures Contracts and Options on Futures Contracts. A futures contract obligates the seller to deliver (and the purchaser to take delivery of) the specified security on the expiration date of the contract. An index futures contract obligates the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying securities in the index is made.

When the Funds write an option on a futures contract, they becomes obligated, in return for the premium paid, to assume a position in the futures contract at a specified exercise price at any time during the term of the option. If the Funds write a call, they assume a short futures position. If they write a put, they assume a long futures position. When the Funds purchase an option on a futures contract, they acquire the right in return for the premium they pay to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

Whether the Funds realize a gain or loss from futures activities depends upon movements in the underlying security or index. The extent of a Fund's loss from an unhedged short position in futures contracts or from writing unhedged call options on futures contracts is potentially unlimited. The Funds only purchase and sell futures contracts and options on futures contracts that are traded on a U.S. exchange or board of trade.

No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract the Funds are required to deposit "initial margin" in an amount generally equal to 10% or less of the contract value. Margin also must be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the Funds at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, the Funds may be required by an exchange to increase the level of their initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.

Subsequent "variation margin" payments are made to and from the futures commission merchant daily as the value of the futures position varies, a process known as "marking-to-market." Variation margin does not involve borrowing, but rather represents a daily settlement of the Funds' obligations to or from a futures commission merchant. When the Funds purchase an option on a futures contract, the premium paid plus transaction costs is all that is at risk. In contrast, when the Funds purchase or sell a futures contract or write a call or put option thereon, they are subject to daily variation margin calls that could be substantial in the event of adverse price movements. If the Funds have insufficient cash to meet daily variation margin requirements, they might need to sell securities at a time when such sales are disadvantageous.

Purchasers and sellers of futures contracts and options on futures can enter into offsetting closing transactions, similar to closing transactions in options, by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Positions in futures and options on futures contracts may be closed only on an exchange or board of trade that provides a secondary market. However, there can be no assurance that a liquid secondary market will exist for a particular contract at a particular time. In such event, it may not be possible to close a futures contract or options position.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures contract or an option on a futures contract can vary from the previous day's settlement price. Once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

If the Funds were unable to liquidate a futures contract or an option on a futures position due to the absence of a liquid secondary market or the imposition of price limits, they could incur substantial losses. The Funds would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the Funds would continue to be required to make daily variation margin payments and might be required to maintain cash or liquid assets in an account.

Risks of Futures Contracts and Options Thereon. The ordinary spreads between prices in the cash and futures markets (including the options on futures markets), due to differences in the natures of those markets, are subject to the following factors, which may create distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions, which could distort the normal relationships between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions.

Combined Positions. A Fund may purchase and write options in combination with each other. For example, a Fund may purchase a put option and write a call option on the same underlying instrument in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract. Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

Warrants and Rights

The Funds may purchase warrants and rights, which are instruments that permit the Funds to acquire, by subscription, the capital stock of a corporation at a set price, regardless of the market price for such stock. Warrants may be either perpetual or of limited duration, but they usually do not have voting rights or pay dividends. The market price of warrants is usually significantly less than the current price of the underlying stock. Thus, there is a greater risk that warrants might drop in value at a faster rate than the underlying stock.

U.S. Government Obligations

The Funds may invest in U.S. Government obligations. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities. U.S. Treasury obligations differ mainly in the length of their maturity. Treasury bills, the most frequently issued marketable government securities, have a maturity of up to one year and are issued on a discount basis. U.S. Government obligations also include securities issued or guaranteed by federal agencies or instrumentalities, including government-sponsored enterprises.

Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so. See "Agency Obligations," below. In addition, U.S. Government obligations are subject to fluctuations in market value due to fluctuations in market interest rates. As a general matter, the value of debt instruments, including U.S. Government obligations, declines when market interest rates increase and rises when market interest rates decrease. Certain types of U.S. Government obligations are subject to fluctuations in yield or value due to their structure or contract terms.

Agency Obligations

The Funds may invest in agency obligations, such as the Export-Import Bank of the United States, Tennessee Valley Authority, Resolution Funding Corporation, Farmers Home Administration, Federal Home Loan Banks, Federal Intermediate Credit Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, Government National Mortgage Association ("GNMA"), commonly known as "Ginnie Mae," Federal National Mortgage Association ("FNMA"), commonly known as "Fannie Mae," Federal Home Loan Mortgage Corporation ("FHLMC"), commonly known as "Freddie Mae," and the Student Loan Marketing Association ("SLMA"). Some, such as those of the Export-Import Bank of United States, are supported only by the right of the issuer to borrow from the Treasury; others, such as those of the FNMA and FHLMC, are supported by only the discretionary authority of the U.S. government to purchase the agency's obligations; still others, such as those of the SLMA, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. government would provide financial support to U.S. government-sponsored instrumentalities because they are not obligated by law to do so. As a result, there is a risk that these entities will default on a financial obligation. For instance, in September 2008, at the direction of the U.S. Treasury, FNMA and FHLMC were placed into conservatorship under the Federal Housing Finance Agency ("FHFA"), a newly created independent regulator.

When-Issued Securities

When-issued securities transactions involve a commitment by the Funds to purchase or sell particular securities with payment and delivery taking place at a future date, and permit the Funds to lock in a price or yield on a security they owns or intends to purchase, regardless of future changes in interest rates or market action. No income accrues to the purchaser of a security on a when-issued basis prior to delivery. Such securities are recorded as an asset and are subject to changes in value based upon changes in the general level of interest rates. Purchasing a security on a when-issued basis can involve a risk that the market price at the time of delivery may be lower than the agreed-upon purchase price, in which case there could be an unrealized loss at the time of delivery. The Funds will only make commitments to purchase securities on a when-issued basis with the intention of actually acquiring the securities, but may sell them before the settlement date if it is deemed advisable. The Funds will establish in a segregated account, or earmark as segregated on the books of the Funds' custodian, an amount of liquid assets equal to 102% of the amount of their commitment to purchase securities on a when-issued basis. These assets will be marked-to-market daily, and the Funds will increase the aggregate value of the assets, as necessary, to ensure that the assets are at least equal to 102% of the amount of the Funds' commitments.

Exchange-Traded Notes

The Funds may also invest in shares of exchange-traded notes ("ETNs"). ETNs are a type of unsecured, unsubordinated debt security that combine certain aspects of bonds and ETFs. Similar to ETFs, ETNs are traded on a major exchange (e.g., NYSE) during normal trading hours. However, investors can also hold the ETN until maturity. At maturity, the issuer pays to the investor a cash amount equal to principal amount, subject to the day's index factor. ETN returns are based upon the performance of a market index minus applicable fees. ETNs do not make periodic coupon payments and provide no principal protection. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying commodities markets, changes in the applicable interest rates, changes in the issuer's credit rating and economic, legal, political or geographic events that affect the referenced commodity. The value of the ETN may drop due to a downgrade in the issuer's credit rating, despite the underlying index remaining unchanged. Recent private letter rulings by the Internal Revenue Service have indicated that a regulated investment company can rely on favorable treatment concerning whether ETNs that track commodity indices generate qualifying income under Section 851(b)(2).

Initial Public Offerings

The Funds may invest in securities of companies in initial public offerings ("IPOs"). Because IPO shares frequently are volatile in price, the Funds may hold IPO shares for a very short period of time. This may increase the turnover of the Funds' portfolios and may lead to increased expenses to the Funds, such as commissions and transaction costs. By selling IPO shares, the Funds may realize taxable capital gains that they will subsequently distribute to shareholders. Investing in IPOs has added risks because their shares are frequently volatile in price. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of a Fund's portfolio.

Private Placements and Restricted Securities

The Funds may invest in restricted securities (securities with limited transferability under the securities laws) acquired from the issuer in "private placement" transactions. Private placement securities are not registered under the Securities Act of 1933, as amended (the "Securities Act"), and are subject to restrictions on resale. They are eligible for sale only to certain qualified institutional buyers, like the Funds, and are not sold on a trading market or exchange. While private placement securities offer attractive investment opportunities otherwise not available on an open market, because such securities are available to few buyers, they are often both difficult to sell and to value. Certain of the Funds' investments may be placed in smaller, less seasoned, issuers that present a greater risk due to limited product lines and/or financial resources. The issuer of privately placed securities may not be subject to the disclosure and other investor protection requirements of a public trade. Additionally, the Funds could obtain material non-public information from the issuer of such securities that would restrict the Funds ability to conduct portfolio transactions.

Privately placed securities can usually only be resold to other qualified institutional buyers, or in a private transaction, or to a limited number of purchasers, or in a limited quantities after they have been held for a specified period of time and other conditions are met pursuant to an exemption from registration. The Funds may incur more cost in the disposition of such securities because of the time and legal expense required to negotiate a private placement. Because of the limited market, the Funds may find it difficult to sell the securities when they find it advisable to do so and, to the extent such securities are sold in private negotiations, they may be sold for less than the price for which they were purchased or less than their fair market value.

Privately placed securities cannot be resold to the public unless they have been registered under the Securities Act or pursuant to an exemption, such as Rule 144A. Although securities which may be resold only to "qualified institutional buyers" in accordance with the provisions of Rule 144A under the Securities Act are technically considered "restricted securities," the Funds may purchase Rule 144A securities without regard to the limitation on investments in illiquid securities described above in the "Illiquid Securities" section, provided that a determination is made that such securities have a readily available trading market. The Funds may also purchase certain commercial paper issued in reliance on the exemption from regulations in Section 4(2) of the Securities Act ("4(2) Paper"). The Adviser will determine the liquidity of Rule 144A securities and 4(2) Paper under the supervision of the Board of Trustees. The liquidity of Rule 144A securities and 4(2) Paper will be monitored by the Adviser, and if as a result of changed conditions it is determined that a Rule 144A security or 4(2) Paper is no longer liquid, the Funds' holdings of illiquid securities will be reviewed to determine what, if any, action is required to assure that the Funds do not exceed their applicable percentage limitation for investments in illiquid securities.

Temporary Defensive Positions and Cash Investments

Under normal market conditions, the Funds will stay fully invested according to their principal investment strategies as noted above. The Funds, however, may temporarily depart from their principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions. This may result in the Funds not achieving their investment objectives during that period.

For longer periods of time, the Funds may hold a substantial cash position. If the market advances during periods when the Funds are holding a large cash position, the Funds may not participate to the extent they would have if the Funds had been more fully invested, and this may result in the Funds not achieving their investment objective during that period. To the extent that the Funds use a money market fund for their cash position, there will be some duplication of expenses because the Funds would bear their pro rata portion of such money market fund's advisory fees and operational expenses.

The Funds may invest in any of the following securities and instruments:

Money Market Mutual Funds. The Funds may invest in money market mutual funds in connection with their management of daily cash positions or as a temporary defensive measure. Generally, money market mutual funds seek to earn income consistent with the preservation of capital and maintenance of liquidity. They primarily invest in high quality money market obligations, including securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities, bank obligations and high-grade corporate instruments. These investments generally mature within 397 days from the date of purchase. An investment in a money market mutual fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any government agency. The Funds' investments in money market mutual funds may be used for cash management purposes and to maintain liquidity in order to satisfy redemption requests or pay unanticipated expenses.

Your cost of investing in the Funds will generally be higher than the cost of investing directly in the underlying money market mutual fund shares. You will indirectly bear fees and expenses charged by the underlying money market mutual funds in addition to the Funds' direct fees and expenses. Furthermore, the use of this strategy could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you.

Bank Certificates of Deposit, Bankers' Acceptances and Time Deposits. The Funds may acquire certificates of deposit, bankers' acceptances and time deposits. Certificates of deposit are negotiable certificates issued against monies deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning in effect that the bank unconditionally agrees to pay the face value of the instrument on maturity. Certificates of deposit and bankers' acceptances acquired by the Funds will be dollar-denominated obligations of domestic or foreign banks or financial institutions which at the time of purchase have capital, surplus and undivided profits in excess of $100 million (including assets of both domestic and foreign branches), based on latest published reports, or less than $100 million if the principal amount of such bank obligations are fully insured by the U.S. Government.

Domestic banks and foreign banks are subject to different governmental regulations with respect to the amount and types of loans that may be made and interest rates that may be charged. In addition, the profitability of the banking industry depends largely upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operations of the banking industry.

As a result of federal and state laws and regulations, domestic banks are, among other things, required to maintain specified levels of reserves, limited in the amount which they can loan to a single borrower and subject to other regulations designed to promote financial soundness. However, such laws and regulations do not necessarily apply to foreign bank obligations that the Funds may acquire.

In addition to purchasing certificates of deposit and bankers' acceptances, to the extent permitted under the investment objective and policies stated above and in the Prospectus, the Funds may make interest-bearing time or other interest-bearing deposits in commercial or savings banks. Time deposits are non-negotiable deposits maintained at a banking institution for a specified period of time at a specified interest rate.

Savings Association Obligations. The Funds may invest in certificates of deposit (interest-bearing time deposits) issued by savings banks or savings and loan associations that have capital, surplus and undivided profits in excess of $100 million, based on latest published reports, or less than $100 million if the principal amount of such obligations is fully insured by the U.S. Government.

Commercial Paper, Short-Term Notes and Other Corporate Obligations. The Funds may invest a portion of their assets in commercial paper and short-term notes. Commercial paper consists of unsecured promissory notes issued by corporations. Issues of commercial paper and short-term notes will normally have maturities of less than nine months and fixed rates of return, although such instruments may have maturities of up to one year.

Commercial paper and short-term notes will consist of issues rated at the time of purchase "A-2" or higher by S&P, "Prime-1" or "Prime-2" by Moody's, or similarly rated by another nationally recognized statistical rating organization or, if unrated, will be determined by the Adviser to be of comparable quality.

Corporate obligations include bonds and notes issued by corporations to finance longer-term credit needs than supported by commercial paper. While such obligations generally have maturities of ten years or more, the Funds may purchase corporate obligations which have remaining maturities of one year or less from the date of purchase and which are rated "A" or higher by S&P or "A" or higher by Moody's.

Securities Lending

Each Fund may lend securities from its portfolio to brokers, dealers and financial institutions (but not individuals) in order to increase the return on its portfolio. The value of the loaned securities may not exceed one-third of a Fund's total net assets and loans of portfolio securities are fully collateralized based on values that are marked-to-market daily. The Funds will not enter into any portfolio security lending arrangement having a duration of longer than one year. The principal risk of portfolio lending is potential default or insolvency of the borrower. In either of these cases, a Fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities. The Funds may pay reasonable administrative and custodial fees in connection with loans of portfolio securities and may pay a portion of the interest or fee earned thereon to the borrower or a placing broker.

In determining whether or not to lend a security to a particular broker, dealer or financial institution, the Adviser considers all relevant facts and circumstances, including the size, creditworthiness and reputation of the broker, dealer or financial institution. Any loans of portfolio securities are fully collateralized based on values that are marked-to-market daily. Any securities that a Fund may receive as collateral will not become part of a Fund's investment portfolio at the time of the loan and, in the event of a default by the borrower, a Fund will, if permitted by law, dispose of such collateral except for such part thereof that is a security in which a Fund is permitted to invest. During the time securities are on loan, the borrower will pay the Funds any accrued income on those securities, and the Funds may invest the cash collateral and earn income or receive an agreed-upon fee from a borrower that has delivered cash-equivalent collateral. The Funds will be responsible for the risks associated with the investment of the cash collateral, including the risk that the Funds may lose money on the investment or may fail to earn sufficient income to meet its obligation to the borrower. Any fee income received from a borrower in lieu of a dividend payment on a borrowed security will not constitute "qualified dividend" income for federal income tax purposes, which is currently eligible for the reduced rate of taxation applicable to long-term capital gains. While the Funds does not have the right to vote securities on loan, they would terminate the loan and regain the right to vote if that were considered important with respect to the investment.

Repurchase Agreements

The Funds may enter into repurchase agreements. Under such agreements, the seller of the security agrees to repurchase it at a mutually agreed upon time and price. The repurchase price may be higher than the purchase price, the difference being income to the Funds, or the purchase and repurchase prices may be the same, with interest at a stated rate due to the Funds together with the repurchase price on repurchase. In either case, the income to the Funds is unrelated to the interest rate on the security itself. Such repurchase agreements will be made only with banks with assets of $500 million or more that are insured by the Federal Deposit Insurance Corporation or with Government securities dealers recognized by the Federal Reserve Board and registered as broker-dealers with the SEC or exempt from such registration. The Funds will generally enter into repurchase agreements of short durations, from overnight to one week, although the underlying securities generally have longer maturities. The Funds may not enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 5% of the value of a Fund's net assets would be invested in illiquid securities including such repurchase agreements.

For purposes of the 1940 Act, a repurchase agreement is deemed to be a loan from a Fund to the seller of the U.S. Government security that is subject to the repurchase agreement. It is not clear whether a court would consider the U.S. Government security acquired by a Fund subject to a repurchase agreement as being owned by a Fund or as being collateral for a loan by a Fund to the seller. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the U.S. Government security before its repurchase under a repurchase agreement, a Fund could encounter delays and incur costs before being able to sell the security. Delays may involve loss of interest or a decline in price of the U.S. Government security. If a court characterizes the transaction as a loan and a Fund has not perfected a security interest in the U.S. Government security, a Fund may be required to return the security to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, a Fund would be at the risk of losing some or all of the principal and income involved in the transaction. As with any unsecured debt instrument purchased for the Funds, the Adviser seeks to minimize the risk of loss through repurchase agreements by analyzing the creditworthiness of the other party, in this case the seller of the U.S. Government security.

Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the security. However, a Fund will always receive as collateral for any repurchase agreement to which it is a party securities acceptable to the Adviser, the market value of which is equal to at least 100% of the amount invested by a Fund plus accrued interest, and a Fund will make payment against such securities only upon physical delivery or evidence of book entry transfer to the account of its Custodian. If the market value of the U.S. Government security subject to the repurchase agreement becomes less than the repurchase price (including interest), a Fund will direct the seller of the U.S. Government security to deliver additional securities so that the market value of all securities subject to the repurchase agreement will equal or exceed the repurchase price. It is possible that a Fund could be unsuccessful in seeking to enforce on the seller a contractual obligation to deliver additional securities.

Reverse Repurchase Agreements

The Funds may borrow by entering into reverse repurchase agreements with the same parties with whom it may enter into repurchase agreements. Under a reverse repurchase agreement, a Fund sells securities and agrees to repurchase them at a mutually agreed to price. At the time a Fund enters into a reverse repurchase agreement, it will establish and maintain a segregated account with an approved custodian containing liquid high-grade securities, marked-to-market daily, having a value not less than the repurchase price (including accrued interest). Reverse repurchase agreements involve the risk that the market value of securities retained in lieu of sale by a Fund may decline below the price of the securities a Fund has sold but is obliged to repurchase. If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce a Fund's obligation to repurchase the securities. During that time, a Fund's use of the proceeds of the reverse repurchase agreement effectively may be restricted. Reverse repurchase agreements create leverage, a speculative factor, and are considered borrowings for the purpose of a Fund's limitation on borrowing.

Illiquid Securities

Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act, securities which are otherwise not readily marketable, and securities such as repurchase agreements having a maturity of longer than seven days. Securities which have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. In recent years, however, a large institutional market has developed for certain securities that are not registered under the Securities Act including repurchase agreements, commercial paper, foreign securities, municipal securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments. The Board of Trustees may determine that such securities are not illiquid securities notwithstanding their legal or contractual restrictions on resale. In all other cases, however, securities subject to restrictions on resale will be deemed illiquid. A Fund will determine a security to be illiquid if it cannot be sold or disposed of in the ordinary course of business within seven days at the value at which a Fund has valued the security. Factors considered in determining whether a security is illiquid may include, but are not limited to: the frequency of trades and quotes for the security; the number of dealers willing to purchase and sell the security and the number of potential purchasers; the number of dealers who undertake to make a market in the security; the nature of the security, including whether it is registered or unregistered, and the market place; whether the security has been rated by an NRSRO; the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand; the nature of any restrictions on resale; and with respect to municipal lease obligations and certificates of participation, there is reasonable assurance that the obligation will remain liquid throughout the time the obligation is held and, if unrated, an analysis similar to that which would be performed by an NRSRO is performed. A Fund will not invest more than 15% of the value of its net assets, taken at the time of investment, in illiquid securities, including repurchase agreements providing for settlement in more than seven days after notice, non-negotiable fixed time deposits with maturities over seven days, over-the-counter options and certain restricted securities not determined by the Board of Trustees to be liquid.

Fundamental Investment Limitations

The Trust (on behalf of the Funds) has adopted the following restrictions as fundamental policies, which may not be changed without the favorable "vote of the holders of a majority of the outstanding voting securities" of the applicable Fund, as defined under the 1940 Act. Under the 1940 Act, the "vote of the holders of a majority of the outstanding voting securities" means the vote of the holders of the lesser of (i) 67% of the shares of a Fund represented at a meeting at which the holders of more than 50% of its outstanding shares are represented; or (ii) more than 50% of the outstanding shares of a Fund.

Each Fund may not:

1. issue senior securities, borrow money or pledge its assets, except that (i) a Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); and (ii) this restriction shall not prohibit a Fund from engaging in options transactions or short sales in accordance with its objectives and strategies;

2. underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act);

3. purchase or sell real estate or interests in real estate, unless acquired as a result of ownership of securities (although a Fund may purchase and sell securities which are secured by real estate and securities of companies that invest or deal in real estate);

4. purchase or sell physical commodities or commodities contracts, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions involving currencies and futures contracts and options thereon or investing in securities or other instruments that are secured by physical commodities;

5. make loans of money (except for the lending of their portfolio securities and purchases of debt securities consistent with the investment policies of the applicable Fund);

6. with respect to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund's holdings in the securities of such issuer exceeds 5% of the value of the Fund's total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies); or

7.   invest in the securities of any one industry if, as a result, 25% or more of the Fund's total assets would be invested in the securities of such industry, except that the foregoing does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

The following lists the non-fundamental investment restrictions applicable to the Funds. These restrictions can be changed by the Board of Trustees, but the change will only be effective after prior written notice is given to shareholders of the applicable Fund.

Each Fund may not:

1.   invest more than 15% of the value of its net assets, computed at the time of investment, in illiquid securities. Illiquid securities are those securities without readily available market quotations, including repurchase agreements having a maturity of more than seven days. Illiquid securities may include restricted securities not determined by the Board of Trustees to be liquid, non-negotiable time deposits, over-the-counter options, and repurchase agreements providing for settlement in more than seven days after notice; or

2.   make any change in its investment policy of investing at least 80% of net assets in investments suggested by the Fund's name without first changing the Fund's name and providing shareholders with at least 60 days' prior written notice.

Except with respect to borrowing and investments in illiquid securities, if a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Funds will not be considered a violation.

Management of the Funds

Board of Trustees

The management and affairs of the Funds are supervised by the Board of Trustees. The Board of Trustees consists of four individuals. The Trustees are fiduciaries for the Fund's shareholders and are governed by the laws of the State of Delaware in this regard. The Board of Trustees establishes policies for the operation of the Funds and appoints the officers who conduct the daily business of the Funds.

Board Leadership Structure

The Trust is a multiple series trust comprised of individual series, or mutual funds, managed by unaffiliated investment advisers. The Board of Trustees is comprised of three Independent Trustees: Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel – and one Interested Trustee – Mr. Joseph C. Neuberger. The Trust's Chairman, Mr. Neuberger, is an interested person of the Trust by virtue of the fact that he is an interested person of Quasar Distributors, LLC, which acts as principal underwriter to many of the Trust's underlying funds. Mr. Neuberger also serves as the Trust's President and the Executive Vice President of the Trust's administrator. The Trust has not appointed a lead Independent Trustee.

The Board of Trustees has established three standing committees – the Audit Committee, the Nominating Committee and the Valuation Committee. All Independent Trustees are members of the Audit Committee and the Nominating Committee. Inclusion of all Independent Trustees as members of the Audit Committee and the Nominating Committee allows all such Trustees to participate in the full range of the Board of Trustees' oversight duties, including oversight of risk management processes.

In accordance with the fund governance standards prescribed by the SEC under the 1940 Act, the Independent Trustees on the Nominating Committee select and nominate all candidates for Independent Trustee positions. Each Trustee was appointed to serve on the Board of Trustees because of his experience, qualifications, attributes and/or skills as set forth in the subsection "Director Qualifications," below. The Board of Trustees reviews its leadership structure regularly. The Board of Trustees believes that its leadership structure is appropriate given the characteristics and circumstances of the Trust, including: the unaffiliated nature of each investment adviser and the fund(s) managed by such adviser; the number of funds that comprise the Trust; the variety of asset classes that those funds reflect; the net assets of the Trust; the committee structure of the Trust; and the independent distribution arrangements of each of the Trust's underlying funds.

The Board of Trustees' role is one of oversight rather than day-to-day management of any of the Trust's underlying funds. The Trust's Audit Committee assists with this oversight function. The Board of Trustees' oversight extends to the Trust's risk management processes. Those processes are overseen by Trust officers, including the President, Treasurer, Secretary and Chief Compliance Officer ("CCO"), who regularly report to the Board of Trustees on a variety of matters at Board meetings.

Investment advisers responsible for managing the Trust's underlying funds report to the Board of Trustees, on a regular and as-needed basis, on actual and possible risks affecting the Trust's underlying funds. These investment advisers report to the Board of Trustees on various elements of risk, including investment, credit, liquidity, valuation, operational and compliance risks, as well as any overall business risks that could impact the Trust's underlying funds.

The Board of Trustees has appointed the CCO who reports directly to the Board and who participates in the Board's regular meetings. In addition, the CCO presents an annual report to the Board of Trustees in accordance with the Trust's compliance policies and procedures. The CCO, together with the Trust's Treasurer and Secretary, regularly discusses risk issues affecting the Trust and its underlying funds during Board of Trustee meetings. The CCO also provides updates to the Board of Trustees on the operation of the Trust's compliance policies and procedures and on how these procedures are designed to mitigate risk. Finally, the CCO and/or other officers of the Trust report to the Board of Trustees in the event any material risk issues arise in between Board meetings.

Trustees and Officers

The Trustees and officers of the Trust are listed below with their addresses, present positions with the Trust and principal occupations over at least the last five years.

Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served	Number of Portfolios in the Trust Overseen by Trustee	Principal Occupation(s) During the Past Five Years	Other Directorships Held by Trustee
Independent Trustees					
Dr. Michael D. Akers 615 E. Michigan St. Milwaukee, WI 53202 Age: 54	Trustee	Indefinite Term; Since August 22, 2001	24	Professor and Chair, Department of Accounting, Marquette University (2004-present); Associate Professor of Accounting, Marquette University (1996-2004).	Independent Trustee, USA MUTUALS (an open-end investment company with two portfolios).
Gary A. Drska 615 E. Michigan St. Milwaukee, WI 53202 Age: 53	Trustee	Indefinite Term; Since August 22, 2001	24	Captain, Midwest Airlines, Inc. (airline company) (2000-present); Director, Flight Standards & Training (July 1990-December 1999).	Independent Trustee, USA MUTUALS (an open-end investment company with two portfolios).
Jonas B. Siegel 615 E. Michigan St. Milwaukee, WI 53202 Age: 66	Trustee	Indefinite Term; Since October 23, 2009	24	Managing Director, Chief Administrative Officer ("CAO") and Chief Compliance Officer ("CCO"), Granite Capital International Group, L.P. (an investment management firm) (1994-Present); Vice President, Secretary, Treasurer and CCO of Granum Series Trust (an open-end investment company) (1997-2007); President, CAO and CCO, Granum Securities, LLC (a broker-dealer) (1997-2007).	None.

Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served	Number of Portfolios in the Trust Overseen by Trustee	Principal Occupation(s) During the Past Five Years	Other Directorships Held by Trustee
Interested Trustee and Officers					
Joseph C. Neuberger* 615 E. Michigan St. Milwaukee, WI 53202 Age: 47	Chairperson, President and Trustee	Indefinite Term; Since August 22, 2001	24	Executive Vice President, U.S. Bancorp Fund Services, LLC (1994-present).	Trustee, Buffalo Funds (an open-end investment company with ten portfolios); Trustee, USA MUTUALS (an open-end investment company with two portfolios).
John P. Buckel 615 E. Michigan St. Milwaukee, WI 53202 Age: 52	Vice President, Treasurer and Principal Accounting Officer	Indefinite Term; Since January 10, 2008 (Vice President); Since September 10, 2008 (Treasurer)	N/A	Mutual Fund Administrator, U.S. Bancorp Fund Services, LLC (2004-Present); Mutual Fund Administrator, United Missouri Bank (2000-2004).	N/A
Kristin M. Cuene 615 E. Michigan St. Milwaukee, WI 53202 Age: 40+	Chief Compliance Officer and Anti-Money Laundering Officer	Indefinite Term; Since January 23, 2009 (CCO); Since January 18, 2010 (AML Officer)	N/A	Attorney, Compliance Officer, U.S. Bancorp Fund Services, LLC (2008-Present); Attorney, Investment Management, Quarles & Brady, LLP (2007-2008); Student, University of Pennsylvania (2004-2007).	N/A
Rachel A. Spearo 615 E. Michigan St. Milwaukee, WI 53202 Age: 30	Secretary	Indefinite Term; Since November 15, 2005	N/A	Vice President and Legal Compliance Officer, U.S. Bancorp Fund Services, LLC (September 2004-present).	N/A
Jennifer A. Lima 615 E. Michigan St. Milwaukee, WI 53202 Age: 36	Assistant Treasurer	Indefinite Term; Since January 10, 2008	N/A	Mutual Fund Administrator, U.S. Bancorp Fund Services, LLC (2002-Present).	N/A

* Mr. Neuberger is an "interested person" of the Trust as defined by the 1940 Act. Mr. Neuberger is an interested person of the Trust by virtue of the fact that he is an interested person of Quasar Distributors, LLC, the Fund distributor.

Trustee Qualifications

The following is a brief discussion of the experience, qualifications, attributes and/or skills that led to the Board of Trustees' conclusion that each individual identified below is qualified to serve as a Trustee of the Trust.

Dr. Michael D. Akers. Dr. Akers has served as an Independent Trustee of the Trust since August 2001. Dr. Akers has also served as an independent trustee of USA Mutuals, an open-end investment company, since 2001. Dr. Akers has been a Professor and Chair of the Department of Accounting of Marquette University since 2004, and was Associate Professor of Accounting of Marquette University from 1996 to 2004. Through his experience as a trustee of mutual funds and his employment experience, Dr. Akers is experienced with financial, accounting, regulatory and investment matters.

Gary A. Drska. Mr. Drska has served as an Independent Trustee of the Trust since August 2001. Mr. Drska has also served as an independent trustee of USA Mutuals since 2001. Mr. Drska has served as a Captain of Midwest Airlines, Inc., an airline company, since 2000. Through his experience as a trustee of mutual funds, Mr. Drska is experienced with financial, accounting, regulatory and investment matters.

Joseph C. Neuberger. Mr. Neuberger has served as an Interested Trustee of the Trust since August 2001. Mr. Neuberger has also served as a trustee of USA Mutuals since 2001 and Buffalo Funds, an open-end investment company, since 2003. Mr. Neuberger has served as Executive Vice President of U.S. Bancorp Fund Services, a multi-service line service provider to mutual funds, since 1994. Through his experience as a trustee of mutual funds and his employment experience, Mr. Neuberger is experienced with financial, accounting, regulatory and investment matters.

Jonas B. Siegel. Mr. Siegel has served as an Independent Trustee of the Trust since November 2009. Mr. Siegel has also served as the Managing Director, Chief Administrative Officer and Chief Compliance Officer of Granite Capital International Group, L.P., an investment management firm, since 1994, and previously served as Vice President, Secretary, Treasurer and Chief Compliance Officer of Granum Series Trust, an open-end investment company, from 1997 to 2007, and as President, Chief Administrative Officer and Chief Compliance Officer of Granum Securities, LLC, a broker-dealer, from 1997 to 2007. Through his experience as a trustee of mutual funds and his employment experience, Mr. Siegel is experienced with financial, accounting, regulatory and investment matters.

Trustee Ownership of Fund Shares

As of the date of this SAI, no Trustee or officer of the Trust beneficially owned shares of the Funds or any other series of the Trust.

Furthermore, neither the Trustees who are not "interested" persons of the Funds, nor members of their immediate family, own securities beneficially, or of record, in the Adviser, the Fund's distributor or any of its affiliates. Accordingly, neither the Trustees who are not "interested" persons of the Funds nor members of their immediate family, have a direct or indirect interest, the value of which exceeds $120,000, in the Adviser, the Funds' distributor or any of their affiliates.

Board Committees

Audit Committee. The Trust has an Audit Committee, which is comprised of the Independent Trustees. The Audit Committee reviews financial statements and other audit-related matters for the Fund. The Audit Committee also holds discussions with management and with the Fund's independent auditor concerning the scope of the audit and the auditor's independence.

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Nominating Committee. The Trust has a Nominating Committee, which is comprised of the Independent Trustees. The Nominating Committee is responsible for seeking and reviewing candidates for consideration as nominees for the position of trustee and meets only as necessary.

The Nominating Committee will consider nominees recommended by shareholders for vacancies on the Board of Trustees. Recommendations for consideration by the Nominating Committee should be sent to the President of the Trust in writing together with the appropriate biographical information concerning each such proposed nominee, and such recommendation must comply with the notice provisions set forth in the Trust's By-Laws. In general, to comply with such procedures, such nominations, together with all required information, must be delivered to and received by the Secretary of the Trust at the principal executive office of the Trust not later than 60 days prior to the shareholder meeting at which any such nominee would be voted on. Shareholder recommendations for nominations to the Board of Trustees will be accepted on an ongoing basis and such recommendations will be kept on file for consideration when there is a vacancy on the Board of Trustees. The Nominating Committee's procedures with respect to reviewing shareholder nominations will be disclosed as required by applicable securities laws.

Valuation Committee. The Trust has a Valuation Committee. The Valuation Committee is responsible for the following: (1) monitoring the valuation of Fund securities and other investments; and (2) as required, when the Board of Trustees is not in session, determining the fair value of illiquid securities and other holdings after consideration of all relevant factors, which determinations are reported to the Board. The Valuation Committee is currently comprised of Mr. Neuberger, Mr. Buckel and Ms. Lima, who each serve as an officer of the Trust. The Valuation Committee meets as necessary when a price for a portfolio security is not readily available.

As the Funds are new, none of the Trust's committees have met with respect to the Funds.

Trustee Compensation

For their service as Trustees, the Independent Trustees receive a retainer fee of $15,000 per year, $1,000 for each in-person meeting and $500 for each telephonic meeting, as well as reimbursement for expenses incurred in connection with attendance at meetings. Interested Trustees of the Trust do not receive any compensation for their service as Trustee. Because the Funds have recently commenced operations, the following compensation figures represent estimates for the current fiscal year ending February 28, 2011:

Name of Person/Position	Aggregate Compensation from the Funds[1]	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Funds and the Trust[2] Paid to Trustees
Dr. Michael D. Akers, Independent Trustee	$2,280	None	None	$20,000
Gary A. Drska, Independent Trustee	$2,280	None	None	$20,000
Jonas B. Siegel, Independent Trustee	$2,280	None	None	$20,000
Joseph C. Neuberger, Interested Trustee	None	None	None	None

[1]   Trustees fees and expenses are allocated among the Funds and any other series comprising the Trust.

[2]   There are currently twenty-three other portfolios comprising the Trust.

Control Persons and Principal Shareholders

A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of the Funds. A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. A controlling person possesses the ability to control the outcome of matters submitted for shareholder vote by the Funds. As of the date of this SAI, there were no principal shareholders or control persons of the Funds.

Investment Adviser

Investment advisory services are provided to the Funds by the Adviser, Bright Rock Capital Management, LLC, pursuant to an investment advisory agreement (the "Advisory Agreement"). The Adviser is a wholly-owned subsidiary of Rockland Trust Company, a Massachusetts trust company regulated by the Commissioner of Banks of the Commonwealth of Massachusetts. Rockland Trust Company is a wholly-owned subsidiary of Independent Bank Corp., a publicly-traded company (NASDAQ: INDB).

After an initial two-year period, the Advisory Agreement will continue in effect from year to year, only if such continuance is specifically approved at least annually by: (i) the Board of Trustees or the vote of a majority of the outstanding voting securities of a Fund (with respect to such Fund); and (ii) the vote of a majority of the Trustees of the Trust who are not parties to the Advisory Agreement nor interested persons thereof, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement is terminable without penalty by the Trust, on behalf of the Funds, upon 60 days' written notice to the Adviser, when authorized by either: (i) a majority vote of a Fund's shareholders (with respect to such Fund); or (ii) by a vote of a majority of the Board of Trustees, or by the Adviser upon 60 days' written notice to the Trust. The Advisory Agreement will automatically terminate in the event of its "assignment," as defined under the 1940 Act. The Advisory Agreement provides that the Adviser under such agreement shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of portfolio transactions for the Funds, except for willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties thereunder.

In consideration of the services provided by the Adviser pursuant to the Advisory Agreement, the Adviser is entitled to receive from each Fund a management fee computed daily and paid monthly, based on a rate equal to 1.00% of each Fund's average annual net assets, as specified in the Prospectus. However, the Adviser may voluntarily agree to waive a portion of the management fees payable to it on a month-to-month basis, including additional fees above and beyond any contractual agreement the Adviser may have to waive management fees and/or reimburse Fund expenses.

Fund Expenses. Each Fund is responsible for its own operating expenses. The Adviser has agreed to reduce management fees payable to it by the Funds and/or to reimburse each Fund's operating expenses to the extent necessary to limit the Funds' aggregate annual operating expenses (exclusive generally of interest, acquired fund fees and expenses, leverage and tax expenses, dividends and interest expenses on short positions, brokerage commissions, and extraordinary expenses) to the limit set forth in the Fees and Expenses tables in the Prospectus. Any such reductions made by the Adviser in its management fees or reimbursement of expenses which are a Fund's obligation are subject to reimbursement by the Funds to the Adviser, if so requested by the Adviser, in subsequent fiscal years if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. The Adviser is permitted to be reimbursed only for fee reductions and expense payments made in the previous three fiscal years from the date the expense was incurred. Any such reimbursement is also contingent upon the Board of Trustees' subsequent review and ratification of the reimbursed amounts. Such reimbursement may not be paid prior to a Fund's payment of current ordinary operating expenses.

Portfolio Managers

As disclosed in the Prospectus, Alan E. Norton and Henry E. Mehlman are the portfolio managers for the Mid Cap Growth Fund and Douglas J. Butler, Jason R. Lilly and David B. Smith are the portfolio managers for the Quality Large Cap Fund (collectively, the "Portfolio Managers").

The following provides information regarding other accounts managed by the Portfolio Managers as of April 30, 2010:

Portfolio Manager	Registered Investment Companies (excluding the Fund)		Other Pooled Investment Vehicles		Other Accounts	
	Number of Accounts	Total Assets in the Accounts	Number of Accounts	Total Assets in the Accounts	Number of Accounts	Total Assets in the Accounts
Douglas J. Butler	—	$__	—	$__	—	$___
Jason R. Lilly	—	$__	—	$__	—	$___
Henry E. Mehlman	—	$__	—	$__	—	$___
Alan E. Norton	—	$__	—	$__	—	$___
David B. Smith	—	$__	—	$__	—	$___

The Portfolio Managers management of "other accounts" may give rise to potential conflicts of interest in connection with the management of the Funds' investments, on the one hand, and the investments of the other accounts, on the other. The other accounts may have the same investment objective as a Fund. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby the Portfolio Managers could favor one account over another. Another potential conflict could include the Portfolio Managers knowledge about the size, timing and possible market impact of Fund trades, whereby the Portfolio Managers could use this information to the advantage of other accounts and to the disadvantage of the Funds. However, the Adviser has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated.

The Adviser compensates the Portfolio Managers for their management of the Funds. Each portfolio manager receives a cash salary and a cash incentive based on product investment performance and financial success.

As of the date of this SAI, the Portfolio Managers did not own any shares of the Funds.

Service Providers

Pursuant to an administration agreement (the "Administration Agreement") between the Trust and U.S. Bancorp Fund Services, LLC ("USBFS"), 615 East Michigan Street, Milwaukee, Wisconsin, 53202 (the "Administrator"), the Administrator acts as the Funds' administrator. The Administrator provides certain administrative services to the Funds, including, among other responsibilities, coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Funds' independent contractors and agents; preparation for signature by an officer of the Trust of all documents required to be filed for compliance by the Trust and the Funds with applicable laws and regulations excluding those of the securities laws of various states; arranging for the computation of performance data, including NAV and yield; responding to shareholder inquiries; and arranging for the maintenance of books and records of the Funds, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties. In this capacity, the Administrator does not have any responsibility or authority for the management of the Funds, the determination of investment policy, or for any matter pertaining to the distribution of Fund shares. Pursuant to the Administration Agreement, for its services, the Administrator receives from the Funds a fee computed daily and payable monthly based on the Funds' average net assets at the rate of 0.12% of average net assets on the first $50 million, 0.08% of average net assets on the next $250 million, and 0.05% on the balance, all subject to an annual minimum fee of $30,000.

USBFS also acts as fund accountant ("Fund Accountant"), transfer agent ("Transfer Agent") and dividend disbursing agent under separate agreements with the Trust.

Pursuant to a custody agreement between the Trust and the Fund, U.S. Bank, N.A., an affiliate of USBFS, serves as the custodian of the Funds' assets (the "Custodian"), whereby the Custodian provides for fees on a transaction basis plus out-of-pocket expenses. The Custodian's address is 1555 North River Center Drive, Milwaukee, Wisconsin, 53212. The Custodian does not participate in decisions relating to the purchase and sale of securities by the Funds. U.S. Bank, N.A. and its affiliates may participate in revenue sharing arrangements with service providers of mutual funds in which the Funds may invest.

Legal Counsel

Godfrey & Kahn S.C., 780 North Water Street, Milwaukee, Wisconsin 53202, serves as counsel to the Funds.

Independent Registered Public Accounting Firm

_____ serves as the independent registered public accounting firm of the Funds.

Distribution of Fund Shares

The Trust has entered into a distribution agreement (the "Distribution Agreement") with Quasar Distributors, LLC (the "Distributor"), 615 East Michigan Street, Milwaukee, Wisconsin 53202, pursuant to which the Distributor acts as the Funds' principal underwriter, provides certain administration services and promotes and arranges for the sale of the Funds' shares. The offering of the Funds' shares is continuous. The Distributor, Administrator and Custodian are affiliated companies. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Distribution Agreement has an initial term of up to two years and will continue in effect only if such continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of a Fund's outstanding voting securities and, in either case, by a majority of the trustees who are not parties to the Distribution Agreement or "interested persons" (as defined in the 1940 Act) of any such party. The Distribution Agreement is terminable without penalty by the Trust, on behalf of the Funds, on 60 days' written notice when authorized either by a majority vote of a Fund's shareholders or by vote of a majority of the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust, or by the Distributor on 60 days' written notice, and will automatically terminate in the event of its "assignment," as defined in the 1940 Act.

12b-1 Distribution Plan

As noted in the Prospectus, the Funds have adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act (the "Distribution Plan") on behalf of the Funds. Under the Distribution Plan, each Fund pays a fee to the Distributor for distribution services (the "Distribution Fee") for the Investor Class shares of the Fund at an annual rate of 0.25% of the Fund's average daily NAV attributable to Investor Class shares. The Distribution Plan provides that the Distributor may use all or any portion of such Distribution Fee to finance any activity that is principally intended to result in the sale of Investor Class shares of the Funds, subject to the terms of the Distribution Plan, or to provide certain shareholder services. Institutional Class shares of the Funds are not subject to a Distribution Fee.

The Distribution Fee is payable to the Distributor regardless of the distribution-related expenses actually incurred. Because the Distribution Fee is not directly tied to expenses, the amount of distribution fees paid by the Funds during any year may be more or less than actual expenses incurred pursuant to the Distribution Plan. For this reason, this type of distribution fee arrangement is characterized by the staff of the SEC as a "compensation" plan.

The Distributor may use the Distribution Fee to pay for services covered by the Distribution Plan including, but not limited to, advertising, compensating underwriters, dealers and selling personnel engaged in the distribution of Fund shares, the printing and mailing of prospectuses, statements of additional information and reports to other than current Fund shareholders, the printing and mailing of sales literature pertaining to the Funds, and obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Funds may, from time to time, deem advisable.

The Distribution Plan provides that it will continue from year-to-year upon approval by the majority vote of the Board of Trustees, including a majority of the trustees who are not "interested persons" of the Funds, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operations of the Distribution Plan or in any agreement related to such plan (the "Qualified Trustees"), as required by the 1940 Act, currently cast in person at a meeting called for that purpose. It is also required that the trustees who are not "interested persons" of the Funds, select and nominate all other trustees who are not "interested persons" of the Funds. The Distribution Plan and any related agreements may not be amended to materially increase the amounts to be spent for distribution expenses without approval of shareholders holding a majority of the Fund shares outstanding. All material amendments to the Distribution Plan or any related agreements must be approved by a vote of a majority of the Board of Trustees and the Qualified Trustees, cast in person at a meeting called for the purpose of voting on any such amendment.

The Distribution Plan requires that the Adviser provide to the Board of Trustees, at least quarterly, a written report on the amounts and purpose of any payment made under the Distribution Plan. The Adviser is also required to furnish the Board of Trustees with such other information as may reasonably be requested in order to enable the Board of Trustees to make an informed determination of whether the Distribution Plan should be continued. With the exception of the Adviser, no "interested person" of the Funds, as defined in the 1940 Act, and no Qualified Trustee of the Funds has or had a direct or indirect financial interest in the Distribution Plan or any related agreement.

As noted above, the Distribution Plan provides for the ability to use Fund assets to pay financial intermediaries (including those that sponsor mutual fund supermarkets), plan administrators and other service providers to finance any activity that is principally intended to result in the sale of Fund shares (distribution services). The payments made by the Funds to these financial intermediaries are based primarily on the dollar amount of assets invested in the Funds through the financial intermediaries. These financial intermediaries may pay a portion of the payments that they receive from the Funds to their investment professionals. In addition to the ongoing asset-based fees paid to these financial intermediaries under the Distribution Plan, the Funds may, from time to time, make payments under the Distribution Plan that help defray the expenses incurred by these intermediaries for conducting training and educational meetings about various aspects of the Funds for their employees. In addition, the Funds may make payments under the Distribution Plan for exhibition space and otherwise help defray the expenses these financial intermediaries incur in hosting client seminars where the Funds are discussed.

To the extent these asset-based fees and other payments made under the Distribution Plan to financial intermediaries for the distribution services they provide to the Funds' shareholders exceed the Distribution Fees available, these payments are made by the Adviser from its own resources, which may include its profits from the advisory fee it receives from the Funds. In addition, the Funds may participate in various "fund supermarkets" in which a mutual fund supermarket sponsor (usually a broker-dealer) offers many mutual funds to the sponsor's customers without charging the customers a sales charge. In connection with its participation in such platforms, the Adviser may use all or a portion of the Distribution Fee to pay one or more supermarket sponsors a negotiated fee for distributing a Fund's shares. In addition, in its discretion, the Adviser may pay additional fees to such intermediaries from its own assets.

Portfolio Transactions and Brokerage
Pursuant to the Advisory Agreement, the Adviser determines which securities are to be purchased and sold by the Funds and which broker-dealers are eligible to execute the Funds' portfolio transactions. Purchases and sales of securities in the over-the-counter market will generally be executed directly with a "market-maker" unless, in the opinion of the Adviser, a better price and execution can otherwise be obtained by using a broker for the transaction.

Purchases of portfolio securities for the Funds will be effected through broker-dealers (including banks) that specialize in the types of securities that the Fund will be holding, unless better executions are available elsewhere. Dealers usually act as principal for their own accounts. Purchases from dealers will include a spread between the bid and the asked price. If the execution and price offered by more than one dealer are comparable, the order may be allocated to a dealer that has provided research or other services as discussed below.

In placing portfolio transactions, the Adviser will use reasonable efforts to choose broker-dealers capable of providing the services necessary to obtain the most favorable price and execution available. The full range and quality of services available will be considered in making these determinations, such as the size of the order, the difficulty of execution, the operational facilities of the firm involved, the firm's risk in positioning a block of securities and other factors. In those instances where it is reasonably determined that more than one broker-dealer can offer the services needed to obtain the most favorable price and execution available, consideration may be given to those broker-dealers that furnish or supply research and statistical information to the Adviser that it may lawfully and appropriately use in its investment advisory capacities, as well as provide other brokerage services in addition to execution services. The Adviser considers such information, which is in addition to and not in lieu of the services required to be performed by it under its Advisory Agreement with the Funds, to be useful in varying degrees, but of indeterminable value. Portfolio transactions may be placed with broker-dealers who sell shares of the Funds subject to rules adopted by FINRA and the SEC. Portfolio transactions may also be placed with broker-dealers in which the Adviser has invested on behalf of the Funds and/or client accounts.

While it is the Funds' general policy to first seek to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the Funds, weight is also given to the ability of a broker-dealer to furnish brokerage and research services to the Funds or to the Adviser, even if the specific services are not directly useful to the Funds and may be useful to the Adviser in advising other clients. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the Funds may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission or spread has been determined in good faith by the Adviser to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer. The standard of reasonableness is to be measured in light of the Adviser's overall responsibilities to the Funds.

Investment decisions for the Funds are made independently from those of other client accounts. Nevertheless, it is possible that at times identical securities will be acceptable for both the Funds and one or more of such client accounts. In such event, the position of the Funds and such client account(s) in the same issuer may vary and the length of time that each may choose to hold its investment in the same issuer may likewise vary. However, to the extent any of these client accounts seek to acquire the same security as the Funds at the same time, the Funds may not be able to acquire as large a portion of such security as it desires, or it may have to pay a higher price or obtain a lower yield for such security. Similarly, the Funds may not be able to obtain as high a price for, or as large an execution of, an order to sell any particular security at the same time. If one or more of such client accounts simultaneously purchases or sells the same security that the Funds are purchasing or selling, each day's transactions in such security will be allocated between the Funds and all such client accounts in a manner deemed equitable by the Adviser, taking into account the respective sizes of the accounts and the amount being purchased or sold. It is recognized that in some cases this system could have a detrimental effect on the price or value of the security insofar as the Funds are concerned. In other cases, however, it is believed that the ability of the Funds to participate in volume transactions may produce better executions for the Funds. Notwithstanding the above, the Adviser may execute buy and sell orders for accounts and take action in performance of its duties with respect to any of its accounts that may differ from actions taken with respect to another account, so long as the Adviser shall, to the extent practical, allocate investment opportunities to accounts, including the Funds, over a period of time on a fair and equitable basis and in accordance with applicable law.

Portfolio Turnover

Although the Funds generally will not invest for short-term trading purposes, portfolio securities may be sold without regard to the length of time they have been held when, in the opinion of the Adviser, investment considerations warrant such action. Portfolio turnover rate is calculated by dividing (1) the lesser of purchases or sales of portfolio securities for the fiscal year by (2) the monthly average of the value of portfolio securities owned during the fiscal year. A 100% turnover rate would occur if all the securities in a Fund's portfolio, with the exception of securities whose maturities at the time of acquisition were one year or less, were sold and either repurchased or replaced within one year. A high rate of portfolio turnover (100% or more) generally leads to above-average transaction costs and could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates (currently as high as 35%). To the extent that a Fund experiences an increase in brokerage commissions due to a higher portfolio turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund and may result in a greater number of taxable transactions.

Code of Ethics

The Funds, the Adviser and the Distributor have each adopted Codes of Ethics under Rule 17j-1 of the 1940 Act. These Codes permit, subject to certain conditions, personnel of the Adviser and Distributor to invest in securities that may be purchased or held by the Funds.

Proxy Voting Procedures

The Board of Trustees has adopted proxy voting policies and procedures ("Proxy Policies") wherein the Trust has delegated to the Adviser the responsibility for voting proxies relating to portfolio securities held by the Funds as part of its investment advisory services, subject to the supervision and oversight of the Board. The Proxy Voting Policies of the Adviser are attached to this SAI as Appendix A. Notwithstanding this delegation of responsibilities, however, the Funds retain the right to vote proxies relating to its portfolio securities. The fundamental purpose of the Proxy Policies is to ensure that each vote will be in a manner that reflects the best interest of the Funds and their shareholders, taking into account the value of the Funds' investments.

The actual voting records relating to portfolio securities during the most recent 12-month period ended June 30 will be available without charge, upon request, by calling toll-free, (800) SEC-0330 or by accessing the SEC's website at www.sec.gov.

Anti-Money Laundering Compliance Program

The Trust has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"). To ensure compliance with this law, the Trust's Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program and an independent audit function to determine the effectiveness of the Program. Ms. Kristin M. Cuene has been designated as the Trust's Anti-Money Laundering Compliance Officer.

Procedures to implement the Program include, but are not limited to: determining that the Distributor and the Transfer Agent have established proper anti-money laundering procedures; reporting suspicious and/or fraudulent activity; and a complete and thorough review of all new account applications. The Funds will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.

As a result of the Program, the Funds may be required to "freeze" the account of a shareholder if the shareholder appears to be involved in suspicious activity or if certain account information matches information on government lists of known terrorists or other suspicious persons, or the Funds may be required to transfer the account or proceeds of the account to a governmental agency.

Portfolio Holdings Information

The Trust, on behalf of the Funds, has adopted portfolio holdings disclosure policies ("Portfolio Holdings Policies") that govern the timing and circumstances of disclosure of portfolio holdings of the Fund. The Adviser has also adopted the Portfolio Holdings Policies. Information about the Fund's portfolio holdings will not be distributed to any third party except in accordance with these Portfolio Holdings Policies. The Adviser and the Board of Trustees considered the circumstances under which the Funds' portfolio holdings may be disclosed under the Portfolio Holdings Policies. The Adviser and the Board of Trustees also considered actual and potential material conflicts that could arise in such circumstances between the interests of a Fund's shareholders and the interests of the Adviser, Distributor or any other affiliated person of the Funds. After due consideration, the Adviser and the Board of Trustees determined that the Funds have a legitimate business purpose for disclosing portfolio holdings to persons described in the Portfolio Holdings Policies. The Board of Trustees also authorized the Adviser or appointed officers to consider and authorize dissemination of portfolio holdings information to additional parties, after considering the best interests of the shareholders and potential conflicts of interest in making such disclosures.

The Board of Trustees exercises continuing oversight of the disclosure of the Funds' portfolio holdings by (1) overseeing the implementation and enforcement of the Portfolio Holdings Policies, codes of ethics and other relevant policies of the Funds and its service providers by the CCO, (2) by considering reports and recommendations by the CCO concerning any material compliance matters (as defined in Rule 38a-1 under the 1940 Act), and (3) by considering whether to approve any amendment to these Portfolio Holdings Policies. The Board of Trustees reserves the right to amend the Portfolio Holdings Policies at any time without prior notice in its sole discretion.

Disclosure of the Funds' complete holdings is required to be made quarterly within 60 days of the end of each fiscal quarter, in the annual and semi-annual reports to Fund shareholders, and in the quarterly holdings report on Form N-Q. These reports will be made available, free of charge, on the EDGAR database on the SEC's website at www.sec.gov.

In the event of a conflict between the interests of the Funds and the interests of the Adviser or an affiliated person of the Adviser, the CCO of the Adviser, in consultation with the Trust's CCO, shall make a determination in the best interests of the Funds, and shall report such determination to the Board of Trustees at the end of the quarter in which such determination was made. Any employee of the Adviser who suspects a breach of this obligation must report the matter immediately to the Adviser's CCO or to his or her supervisor.

In addition, material non-public holdings information may be provided without lag as part of the normal investment activities of the Funds to each of the following entities which, by explicit agreement or by virtue of their respective duties to the Funds, are required to maintain the confidentiality of the information disclosed: the Administrator; the Funds' accountant; the Custodian; the Transfer Agent; the Funds' independent registered public accounting firm; counsel to the Funds or the trustees (current parties are identified in this SAI); broker-dealers (in connection with the purchase or sale of securities or requests for price quotations or bids on one or more securities); and regulatory authorities. Portfolio holdings information not publicly available with the SEC may only be provided to additional third parties, in accordance with the Portfolio Holdings Policies, when the Funds have a legitimate business purpose, and the third party recipient is subject to a confidentiality agreement. Portfolio holdings information may be separately provided to any person, including rating and ranking organizations such as Lipper and Morningstar, at the same time that it is filed with the SEC or one day after it is first published on the Funds' website. Portfolio holdings disclosure may be approved under the Portfolio Holdings Policies by the Trust's CCO, Treasurer or President.

In no event shall the Adviser, its affiliates or employees, or the Funds receive any direct or indirect compensation in connection with the disclosure of information about the Funds' portfolio holdings.

There can be no assurance that the Portfolio Holdings Policies and these procedures will protect the Funds from potential misuse of that information by individuals or entities to which it is disclosed.

Determination of Net Asset Value

The NAV of a Fund's shares will fluctuate and is determined as of the close of trading on the New York Stock Exchange (the "NYSE") (generally 4:00 p.m., Eastern time) each business day. The NYSE annually announces the days on which it will not be open for trading. The most recent announcement indicates that it will not be open on the following days: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, the NYSE may close on days not included in that announcement.

The NAV per share is computed by dividing the value of the securities held by a Fund plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including accrued expenses) by the total number of shares in the Fundsoutstanding at such time.

$$\frac{\text{Net Assets}}{\text{Shares Outstanding}} = \text{Net Asset Value Per Share}$$

Generally, the Funds' investments are valued at market value or, in the absence of a market value, at fair value as determined in good faith by the Adviser and the Valuation Committee pursuant to procedures approved by or under the direction of the Board of Trustees.

The Funds' securities, including depositary receipts, which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Securities that are traded on more than one exchange are valued on the exchange determined by the Adviser to be the primary market. Securities primarily traded on the NASDAQ Stock Market ("NASDAQ") shall be valued using the NASDAQ Official Closing Price ("NOCP"). If the NOCP is not available, such securities shall be valued at the last sale price on the day of valuation, or if there has been no sale on such day, at the mean between the bid and asked prices. OTC securities that are not traded on NASDAQ shall be valued at the most recent trade price.

Short-term debt obligations with remaining maturities in excess of 60 days are valued at current market prices, as discussed above. Short-term debt obligations with 60 days or less remaining to maturity are, unless conditions indicate otherwise, amortized to maturity based on their cost to the Funds if acquired within 60 days of maturity or, if already held by the Funds on the 60th day, based on the value determined on the 61st day.

Exchange traded options are valued at the composite price, using the National Best Bid and Offer quotes ("NBBO"). NBBO consists of the highest bid price and lowest ask price across any of the exchanges on which an option is quoted, thus providing a view across the entire U.S. options marketplace. Specifically, composite pricing looks at the last trades on the exchanges where the options are traded. If there are no trades for the option on a given business day composite option pricing calculates the mean of the highest bid price and lowest ask price across the exchanges where the option is traded.

All other assets of the Funds are valued in such manner as the Board of Trustees in good faith deems appropriate to reflect their fair value.

Purchase and Redemption of Fund Shares

Purchase of Shares
Shares of the Funds are sold in a continuous offering and may be purchased on any business day through authorized intermediaries, as described in the Prospectus, or directly from the Funds. The Funds may authorize one or more brokers to accept purchase orders on a shareholder's behalf. Brokers are authorized to designate intermediaries to accept orders on the Funds' behalf. An order is deemed to be received when an authorized broker or agent accepts the order.

Orders received by dealers other than authorized brokers or agents by the close of trading on the NYSE (generally 4:00 p.m., Eastern time) on a business day that are transmitted to the Fund on that day will be effected at the NAV per share determined as of the close of trading on the NYSE on that day. Otherwise, the orders will be processed at the next determined NAV. It is the dealer's responsibility to transmit orders so that they will be received by the Funds before the close of the NYSE.

Purchase Requests Must be Received in Good Order
Your share price will be based on the next NAV per share calculated after the Transfer Agent or your Authorized Intermediary receives your purchase request in good order. "Good order" means that your purchase request includes:

· the name of the Fund you are investing in;
· the dollar amount of shares to be purchased;
· your account application or investment stub; and
· a check payable to the name of the Fund in which you are investing.

The Funds reserve the right to change the requirements of "good order" from time to time without notice.

All purchase requests received in good order before the close of the NYSE (generally 4:00 p.m., Eastern time) will be processed on that same day. Purchase requests received after the close of the NYSE (generally 4:00 p.m., Eastern time) will receive the next business day's NAV per share.

Shares of the Funds have not been registered for sale outside of the United States. The Funds generally do not sell shares to investors residing outside the United States, even if they are United States citizens or lawful permanent residents, except to investors with United States military APO or FPO addresses.

Exchanging Shares
You may exchange all or a portion of your investment from the share class of one Fund in the Bright Rock Fund Family to the same share class of another Fund by mail or telephone. Any new account established through an exchange will be subject to the minimum investment requirements described in the Prospectus. Exchanges will be executed on the basis of the relative NAV of the shares exchanged. An exchange is considered to be a sale of shares for federal income tax purposes which may result in a realized taxable gain or loss. You may make exchanges only between identically registered accounts (name(s), address and taxpayer ID number). You may exchange your shares by submitting a written request including your account number, the number of shares or dollar amount to be exchange, and the signatures of all shareholders whose names appear on the account registration. If you elected the option of your account application you may also exchange shares by calling the Transfer Agent at ___-___-____ prior to the close of trading on the NYSE (generally 4:00 p.m., Eastern time) on any day the NYSE is open for regular trading. If you are exchange shares by telephone, you will be subject to certain identification procedures as described in the "How to Redeem Shares" section of the Prospectus.

Redemption of Shares

To redeem shares, shareholders may send a written request in "good order" to:

Regular Mail	**Overnight or Express Mail**
Bright Rock Funds	Bright Rock Funds
c/o U.S. Bancorp Fund Services, LLC	c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701	615 East Michigan Street, 3rd Floor
Milwaukee, WI 53201-0701	Milwaukee, WI 53202

A redemption request will be deemed in "good order" if it includes:

· the shareholder's name;
· the name of the Fund you are redeeming;
· the account number;
· the share or dollar amount to be redeemed; and
· signatures by all shareholders on the account (with signature(s) guaranteed if applicable).

The Funds reserve the right to change the requirements of "good order" from time to time without notice.

Redemption proceeds will be sent to the address of record. Signature guarantees can be obtained from banks and securities dealers, but not from a notary public. The Funds will not be responsible for interest lost on redemption amounts due to lost or misdirected mail.

A signature guarantee of each owner is required in the following situations:

· if ownership is changed on your account;
· when redemption proceeds are payable or sent to any person, address or bank account not on record;
· written requests to wire redemption proceeds (if not previously authorized on the account);
· if a change of address request was received by the Transfer Agent within the last 15 days;
· for all redemptions in excess of $100,000 from any shareholder account; or
· when establishing or modifying certain services on an account.

The Funds do not accept signatures authenticated by a notary public.

The Funds and the Transfer Agent have adopted standards for accepting signature guarantees from the banks and securities dealers. The Funds may elect in the future to limit eligible signature guarantors to institutions that are members of a signature guarantee program. The Funds and the Transfer Agent reserve the right to amend these standards at any time without notice.

Redemption-in-Kind

The Funds do not intend to redeem shares in any form except cash. The Trust, however, has filed a notice of election under Rule 18f-1 of the 1940 Act that allows the Funds to redeem in-kind redemption requests of a certain amount. Specifically, if the amount you are redeeming during any 90-day period is in excess of the lesser of $250,000 or 1% of the net assets of the applicable share class of a Fund, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the net assets of the share class of the Fund in securities instead of cash. If a Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash, and will bear any market risks associated with such securities until they are converted into cash.

Cancellations

The Funds will not accept a request to cancel a transaction once processing has begun.

Tax Matters

Each series of the Trust is treated as a separate entity for federal income tax purposes. The Funds, each a series of the Trust, intend to qualify and elect to be treated as a regulated investment company under Subchapter M of the Code, provided they comply with all applicable requirements regarding the source of their income, diversification of their assets and timing of distributions. The Funds' policy is to distribute to their shareholders all of their net investment company taxable income and any net realized long-term capital gains for each fiscal year in a manner that complies with the distribution requirements of the Code, so that the Funds will not be subject to any federal income or excise taxes based on net income. However, the Funds can give no assurances that their anticipated distributions will be sufficient to eliminate all taxes. If a Fund does not qualify as a regulated investment company, it would be taxed as a corporation and, in such case, it would be more beneficial for a shareholder to directly own the Fund's underlying investments rather than indirectly owning the underlying investments through the Fund. If a Fund fails to distribute (or be deemed to have distributed) by December 31 of each calendar year (i) at least 98% of its ordinary income for such year, (ii) at least 98% of the excess of its realized capital gains over its realized capital losses for the 12-month period ending on October 31 during such year and (iii) any amounts from the prior calendar year that were not distributed and on which the Fund paid no federal income tax, the Fund will be subject to a 4% excise tax.

Net investment income generally consists of interest, dividends and short-term capital gains, less expenses. Net realized capital gains for a fiscal period are computed by taking into account any capital loss carryforward of a Fund.

Distributions of net investment income are taxable to shareholders as ordinary income. For individual shareholders, a portion of the distributions paid by a Fund may consist of qualified dividends eligible for taxation at the rate applicable to long-term capital gains to the extent the Fund designates the amount distributed as a qualified dividend and the shareholder meets certain holding period requirements with respect to his or her Fund shares. In the case of corporate shareholders, a portion of the distributions may qualify for the intercorporate dividends-received deduction to the extent a Fund designates the amount distributed as eligible for deduction and the shareholder meets certain holding period requirements with respect to its Fund shares. The aggregate amount so designated to either individuals or corporate shareholders cannot, however, exceed the aggregate amount of such dividends received by a Fund for its taxable year. In view of the Funds' investment policies, it is expected that part of the distributions by the Funds may be eligible for the qualified dividend income treatment for individual shareholders and the dividends-received deduction for corporate shareholders.

Any long-term capital gain distributions are taxable to shareholders as long-term capital gains regardless of the length of time shares have been held. Net capital gains distributions are not eligible for the qualified dividend income treatment or the dividends-received deduction referred to in the previous paragraph.

Distributions of any net investment income and net realized capital gains will be taxable as described above, whether received in shares or in cash. Shareholders who choose to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the NAV of a share on the reinvestment date. Distributions are generally taxable when received. However, distributions declared in October, November or December to shareholders of record on a date in such a month and paid the following January are taxable as if received on December 31. Distributions are includable in alternative minimum taxable income in computing a shareholder's liability for the alternative minimum tax.

A redemption or exchange of Fund shares may result in recognition of a taxable gain or loss. Any loss realized upon a redemption or exchange of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gains received on those shares. Any loss realized upon a redemption or exchange may be disallowed under certain wash sale rules to the extent shares of the Funds are purchased (through reinvestment of distributions or otherwise) within 30 days before or after the redemption or exchange.

Except in the case of certain exempt shareholders, if a shareholder does not furnish the Funds with its correct Taxpayer Identification Number and certain certifications or the Funds receive notification from the Internal Revenue Service requiring back-up withholding, the Funds are required by federal law to withhold federal income tax from the shareholder's distributions and redemption proceeds currently at a rate of 28% for U.S. residents.

Foreign taxpayers (including nonresident aliens) are generally subject to a flat withholding rate, currently 30% on U.S. source income. This withholding rate may be lower under the terms of a tax convention. Certain distributions of short-term capital gains and qualified interest income of the Funds will not be subject to such withholding for tax years beginning prior to 2010.

This discussion and the related discussion in the Prospectus have been prepared by Fund management, and counsel to the Funds has expressed no opinion in respect thereof.

This section is not intended to be a full discussion of federal tax laws and the effect of such laws on you. There may be other federal, state, foreign or local tax considerations to a particular investor. You are urged to consult your own tax adviser.

Distributions

The Funds will receive income in the form of dividends and interest earned on their investments in securities. This income, less the expenses incurred in its operations, is the Funds' net investment income, substantially all of which will be distributed to the Funds' shareholders.

The amount of a Fund's distributions is dependent upon the amount of net investment income received by the Fund from its portfolio holdings, is not guaranteed and is subject to the discretion of the Board of Trustees. The Funds do not pay "interest" or guarantee any fixed rate of return on an investment in their shares.

A Fund may also derive capital gains or losses in connection with sales or other dispositions of its portfolio securities. Any net gain the Funds may realize from transactions involving investments held less than the period required for long-term capital gain or loss recognition or otherwise producing short-term capital gains and losses (taking into account any carryover of capital losses from the eight previous taxable years), although a distribution from capital gains, will be distributed to shareholders with and as a part of the distributions of net investment income giving rise to ordinary income. If during any year a Fund realizes a net gain on transactions involving investments held for the period required for long-term capital gain or loss recognition or otherwise producing long-term capital gains and losses, the Fund will have a net long-term capital gain. After deduction of the amount of any net short-term capital loss, the balance (to the extent not offset by any capital losses carried over from the eight previous taxable years) will be distributed and treated as long-term capital gains in the hands of the shareholders regardless of the length of time a Fund's shares may have been held by the shareholders. For more information concerning applicable capital gains tax rates, see your tax adviser.

Any distribution paid by a Fund reduces that Fund's NAV per share on the date paid by the amount of the distribution per share. Accordingly, a distribution paid shortly after a purchase of shares by a shareholder would represent, in substance, a partial return of capital (to the extent it is paid on the shares so purchased), even though it would be subject to income taxes.

Distributions will be made in the form of additional shares of the Funds unless the shareholder has otherwise indicated. Investors have the right to change their elections with respect to the reinvestment of distributions by notifying the Transfer Agent in writing. However, any such change will be effective only as to distributions for which the record date is five or more business days after the Transfer Agent has received the written request.

Financial Statements

As the Funds have recently commenced operations, there are no financial statements available at this time. Shareholders of the Funds will be informed of the Funds' progress through periodic reports when those reports become available. Financial statements certified by the independent registered public accounting firm will be submitted to shareholders at least annually.

APPENDIX A – PROXY VOTING POLICIES OF THE ADVISER

[to be provided by amendment]

BRIGHT ROCK MID CAP GROWTH FUND
BRIGHT ROCK QUALITY LARGE CAP FUND
PART C

OTHER INFORMATION

Item 28. Exhibits.

(a)			Declaration of Trust.
	(1)	(i)	Amended and Restated Certificate of Trust, previously filed with Registrant's Post-Effective Amendment No. 84 to its Registration Statement on Form N-1A with the SEC on April 18, 2008, and is incorporated by reference.
		(ii)	Amended and Restated Declaration of Trust, previously filed with Registrant's Pre-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on June 22, 2009, and is incorporated by reference.
(b)			Amended and Restated By-Laws.
	(1)		Previously filed with Registrant's Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on June 22, 2009, and is incorporated by reference.
(c)			Instruments Defining Rights of Security Holders are incorporated by reference to the Declaration of Trust and Bylaws.
(d)			Investment Advisory Agreement – To Be Filed By Amendment.
(e)			Underwriting Agreement – To Be Filed By Amendment.
(f)			Bonus or Profit Sharing Contracts – Not Applicable.
(g)			Custody Agreement – To Be Filed By Amendment.
(h)			Other Material Contracts.
	(1)		Fund Administration Servicing Agreement – To Be Filed By Amendment.
	(2)		Transfer Agent Servicing Agreement – To Be Filed By Amendment.
	(3)		Fund Accounting Servicing Agreement – To Be Filed By Amendment.
	(4)		Power of Attorney — Previously filed with Registrant's Post-Effective Amendment No. 174 to its Registration Statement on Form N-1A with the SEC on January 26, 2010, and is incorporated by reference.
	(5)		Operating Expenses Limitation Agreement – To Be Filed By Amendment.
(i)			Legal Opinions.
	(1)		Opinion and Consent of Counsel – To Be Filed By Amendment.
(j)			Other Opinions.
	(1)		Consent of Independent Registered Public Accounting Firm – Not Applicable.
(k)			Omitted Financial Statements – Not Applicable.
(l)			Agreement Relating to Initial Capital.
	(1)		Previously filed with Registrant's Post-Effective Amendment No. 2 to its Registration Statement on Form N-1A with the SEC on December 19, 2003, and is incorporated by reference.
(m)			Rule 12b-1 Plan – To be Filed by Amendment.
(n)			Rule 18f-3 Plan – To be Filed by Amendment.

(o)		Reserved.
(p)		Code of Ethics.
	(1)	Code of Ethics for Registrant was previously filed with Registrant's Post-Effective Amendment No. 162 to its Registration Statement on Form N-1A with the SEC on November 9, 2009, and is incorporated by reference.
	(2)	Code of Ethics for Fund and Adviser – To Be Filed By Amendment.
	(3)	Code of Ethics for Principal Underwriter was previously filed with Registrant's Post-Effective Amendment No. 38 to its Registration Statement on Form N-1A with the SEC on December 14, 2006, and is incorporated by reference.

Item 29.   **Persons Controlled by or Under Common Control with Registrant**

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30.   **Indemnification**

Reference is made to Article X of the Registrant's Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: "Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue."

Item 31.   **Business and Other Connections of Investment Adviser**

Bright Rock Capital Management, LLC (the "Adviser") serves as the investment adviser for the Bright Rock Mid Cap Growth Fund and the Bright Rock Quality Large Cap Fund (the "Funds"). The principal business address of the Adviser is 288 Union Street, Rockland, Massachusetts 02370. With respect to the Adviser, the response to this Item is incorporated by reference to the Adviser's Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission ("SEC"), and dated February 4, 2010. The Adviser's Form ADV may be obtained, free of charge, at the SEC's website at www.adviserinfo.sec.gov.

Item 32.   **Principal Underwriter.**

(a)   Quasar Distributors, LLC, the Registrant's principal underwriter, acts as principal underwriter for the following investment companies:

Academy Funds Trust	Keystone Mutual Funds
Advisors Series Trust	Kiewit Investment Fund, LLLP
Allied Asset Advisors Funds	Kirr Marbach Partners Funds, Inc.
Alpine Equity Trust	LKCM Funds
Alpine Income Trust	Masters' Select Funds Trust
Alpine Series Trust	Matrix Advisors Value Fund, Inc.
Artio Global Funds	Monetta Fund, Inc.
Brandes Investment Trust	Monetta Trust
Brandywine Blue Funds, Inc.	MP63 Fund, Inc.
Bridges Investment Fund, Inc.	Nicholas Family of Funds, Inc.
Buffalo Funds	Permanent Portfolio Family of Funds, Inc.
Country Mutual Funds Trust	Perritt Funds, Inc.
Empiric Funds, Inc.	Perritt Microcap Opportunities Fund, Inc.
Evermore Funds Trust	PineBridge Mutual Funds
First American Funds, Inc.	PRIMECAP Odyssey Funds
First American Investment Funds, Inc.	Professionally Managed Portfolios
First American Strategy Funds, Inc.	Prospector Funds, Inc.
Fort Pitt Capital Funds	Purisima Funds
Glenmede Fund, Inc.	Quaker Investment Trust
Glenmede Portfolios	Rainier Investment Management Mutual Funds
Greenspring Fund, Inc.	RBC Funds Trust
Guinness Atkinson Funds	Rockland Funds Trust
Harding Loevner Funds, Inc.	Thompson Plumb Funds, Inc.
Hennessy Funds Trust	TIFF Investment Program, Inc.
Hennessy Funds, Inc.	Trust for Professional Managers
Hennessy Mutual Funds, Inc.	USA Mutuals Funds
Hennessy SPARX Funds Trust	Wall Street Fund
Hotchkis and Wiley Funds	Wexford Trust
Intrepid Capital Management Funds Trust	Wisconsin Capital Funds, Inc.
Jacob Funds, Inc.	WY Funds
Jensen Funds	

(b)   To the best of Registrant's knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

Name and Principal Business Address	Position and Offices with Quasar Distributors, LLC	Positions and Offices with Registrant
James R. Schoenike[(1)]	President, Board Member	None
Andrew M. Strnad[(2)]	Secretary	None
Joe D. Redwine[(1)]	Board Member	None
Robert Kern[(1)]	Board Member	None
Eric W. Falkeis[(1)]	Board Member	None
Susan LaFond[(1)]	Treasurer	None
Teresa Cowan[(1)]	Assistant Secretary	None

[(1)] This individual is located at 615 East Michigan Street, Milwaukee, Wisconsin, 53202.
[(2)] This individual is located at 6602 East 75th Street, Indianapolis, Indiana, 46250.

(c)   Not Applicable.

Item 33.   Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are maintained at the following locations:

Records Relating to:	Are located at:
Registrant's Fund Administrator, Fund Accountant, and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, WI 53202
Registrant's Investment Adviser	Bright Rock Capital Management, LLC 288 Union Street Rockland, Massachusetts 02370
Registrant's Custodian	U.S. Bank, National Association 1555 N. River Center Drive, Suite 302 Milwaukee, WI 53212
Registrant's Distributor	Quasar Distributors, LLC 615 East Michigan Street Milwaukee, WI 53202

Item 34.   Management Services

All management-related service contracts entered into by Registrant are discussed in Parts A and B of this Registration Statement.

Item 35.   Undertakings

The Registrant hereby undertakes to furnish each person to whom a Prospectus for one or more of the series of the Registrant is delivered with a copy of the relevant latest annual report to shareholders, upon request and without charge.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin, on the 12th day of March, 2010.

TRUST FOR PROFESSIONAL MANAGERS

By: /s/ John P. Buckel
John P. Buckel
Vice President, Treasurer and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 12, 2010 by the following persons in the capacities indicated.

Signature	Title
Joseph C. Neuberger* Joseph C. Neuberger	Chairperson, President and Trustee
Dr. Michael D. Akers* Dr. Michael D. Akers	Independent Trustee
Gary A. Drska* Gary A. Drska	Independent Trustee
Jonas B. Siegel* Jonas B. Siegel	Independent Trustee

* By   /s/ John P. Buckel
     John P. Buckel
     Attorney-in-Fact pursuant to Power of Attorney previously filed with Registrant's Post-Effective Amendment No. 174 to its Registration Statement on Form N-1A with the SEC on January 26, 2010, and is incorporated by reference.

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